SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2023

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1

SUPPLEMENTAL CIRCULAR - 2022 ANNUAL GENERAL MEETING; DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO; AND DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTION UNDER THE NEW FINANCIAL SERVICES AGREEMENT

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 22, 2023	By /s/ Ge Xiaolei Name: Ge Xiaolei Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was affected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
2022 ANNUAL GENERAL MEETING
DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO;
AND
DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTION UNDER THE NEW FINANCIAL SERVICES AGREEMENT

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

建泉融資有限公司
VBG Capital Limited

This supplemental circular should be read together with the circular and notice of the AGM dated 5 May 2023.

A letter from the Board containing information on, among other things, (i) the Daily Continuing Connected Transactions with Chinalco; and (ii) the discloseable transaction and continuing connected transaction under the New Financial Services Agreement is set out on pages 1 to 48 of this supplemental circular.

A letter from the Independent Board Committee, containing its recommendation to the Independent Shareholders in respect of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the deposit services under the New Financial Services Agreement and the proposed caps thereunder, is set out on pages 49 to 50 of this supplemental circular.

Letters from VBG Capital, containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the deposit services under the New Financial Services Agreement and the proposed caps thereunder, is set out on pages 51 to 90 of this supplemental circular.

23 May 2023

* *For identification purposes only*

CONTENTS

In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:

"30%-controlled company"	has the same meaning ascribed thereto under the Hong Kong Listing Rules. As at the Latest Practicable Date, Chinalco (1) directly holds 50% equity interests in Inner Mongolia Huayun; and (2) indirectly holds 13% equity interests in Yunnan Aluminum through its subsidiary Yunnan Metallurgical Group Co., Ltd. and indirectly holds 29.10% equity interests in Yunnan Aluminum through the Company. Therefore, each of Inner Mongolia Huayun and Yunnan Aluminum is a 30%-controlled company of Chinalco;
"A Share(s)"	the RMB denominated ordinary share(s) issued by the Company and subscribed for in RMB, which are listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"AGM"	the 2022 annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 20 June 2023;
"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Baotou Communications Group"	Baotou Communications Investment Group Limited Company* (包頭交通投資集團有限公司), a wholly state-owned enterprise incorporated in the PRC;
"Board"	the board of Directors of the Company;
"CBIRC"	China Banking and Insurance Regulatory Commission, formerly known as China Banking Regulatory Commission;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise incorporated in the PRC and the controlling Shareholder of the Company holding directly and indirectly approximately 31.90% of the total issued share capital of the Company as at the Latest Practicable Date;
"Chinalco Factoring"	Chinalco Commercial Factoring Co., Ltd.* (中鋁商業保理有限公司), a company incorporated in the PRC with limited liability, which is a subsidiary of Chinalco as at the Latest Practicable Date;

"Chinalco Finance"	Chinalco Finance Co., Ltd.* (中鋁財務有限責任公司), a limited liability company incorporated in the PRC, which is a subsidiary of Chinalco as at the Latest Practicable Date. Chinalco Finance is a non-banking financial institution legally established with the approval of CBIRC and is a professional institution engaging in corporate financial services;
"Chinalco Lease"	Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司), a company incorporated in the PRC with limited liability, which is a subsidiary of Chinalco as at the Latest Practicable Date;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company established in the PRC, the A Shares and H Shares of which are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively;
"Comprehensive Social and Logistics Services Agreement"	the comprehensive social and logistics services agreement entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Daily Continuing Connected Transactions"	the continuing connected transactions which have been or will continue to be entered into between the Group as a party and Chinalco as the other party;
"Director(s)"	the director(s) of the Company;
"Existing Fixed Assets Lease Framework Agreement"	the fixed assets lease framework agreement entered into between Chinalco and the Company on 26 October 2021, which is valid until 31 December 2024;
"Existing Supplementary Agreement"	the supplementary agreement entered into between Chinalco and the Company on 26 October 2021 to renew the term of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement until 31 December 2024;

"General Agreement on Mutual Provision of Production Supplies and Ancillary Services"	the general agreement on mutual provision of production supplies and ancillary services entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"General Services Master Agreement"	the general services master agreement entered into between Chinalco and the Company on 21 March 2023, which is valid from 1 January 2023 until 31 December 2025;
"Group"	the Company and its subsidiaries;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	the independent board committee comprising independent non-executive Directors formed by the Company to advise the Independent Shareholders in respect of (1) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (2) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (3) the deposit services under the New Financial Services Agreement and the proposed caps thereunder;
"Independent Shareholder(s)"	the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the AGM to approve the continuing connected transactions;

"Land Use Rights Leasing Agreement"	the land use rights leasing agreement entered into between Chinalco and the Company on 5 November 2001 for a term of fifty years expiring on 30 June 2051;
"Latest Practicable Date"	17 May 2023, being the latest practicable date of ascertaining certain information contained in this supplemental circular prior to its publication;
"Mineral Supply Agreement"	the mineral supply agreement entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"New Factoring Cooperation Framework Agreement"	the agreement entered into between the Company and Chinalco Factoring on 21 March 2023, pursuant to which Chinalco Factoring agreed to provide and the Company agreed to accept the factoring financing services specified thereunder, which is valid until 31 December 2025;
"New Finance Lease Cooperation Framework Agreement"	the agreement entered into between the Company and Chinalco Lease on 21 March 2023, pursuant to which Chinalco Lease agreed to provide and the Company agreed to accept the finance leasing services specified thereunder, which is valid until 31 December 2025;
"New Financial Services Agreement"	the financial services agreement entered into between the Company and Chinalco Finance on 21 March 2023, pursuant to which Chinalco Finance agreed to provide and the Company agreed to accept the financial services specified thereunder, which is valid until 31 December 2025;
"New Fixed Assets Lease Framework Agreement"	the fixed assets lease framework agreement entered into between Chinalco and the Company on 21 March 2023, which is valid until 31 December 2025;
"New Supplementary Agreement"	the supplementary agreement with conditions precedent entered into between Chinalco and the Company on 21 March 2023 to renew the term of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement until 31 December 2025 to replace the Existing Supplementary Agreement;
"PBOC"	the People's Bank of China, the central bank of the PRC;

"Pingguo Aluminum"	Pingguo Aluminum Co., Ltd.* (平果鋁業有限公司), a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of the Company as at the Latest Practicable Date;
"Prior Fixed Assets Lease Framework Agreement"	both the Existing Fixed Assets Lease Framework Agreement and its predecessor, i.e., the fixed assets lease framework agreement entered into between Chinalco and the Company on 19 November 2018, which is valid until 31 December 2021;
"Provision of Engineering, Construction and Supervisory Services Agreement"	the provision of engineering, construction and supervisory services agreement entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Share(s) and H Share(s);
"Shareholder(s)"	A Shareholder(s) and H Shareholder(s);
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Supervisor(s)"	the supervisor(s) of the Company;
"Yunnan Aluminum"	Yunnan Aluminum Co., Ltd.* (雲南鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A shares of which are listed on the Shenzhen Stock Exchange (stock code: 000807), and a subsidiary of the Company as at the Latest Practicable Date;
"VBG Capital" or "Independent Financial Adviser"	VBG Capital Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, among other things, (1) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (2) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (3) the deposit services under the New Financial Services Agreement and the proposed caps thereunder; and
"%"	per cent.

CHALCO
中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*
(在中華人民共和國註冊成立的股份有限公司)

(股份代號：2600)

Executive Directors:
Mr. Liu Jianping
Mr. Zhu Runzhou
Mr. Ou Xiaowu
Mr. Jiang Tao

Non-executive Directors:
Mr. Zhang Jilong
Mr. Chen Pengjun

Independent Non-executive Directors:
Mr. Qiu Guanzhou
Mr. Yu Jinsong
Ms. Chan Yuen Sau Kelly

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
Room 4501
Far East Finance Centre
No. 16 Harcourt Road
Admiralty
Hong Kong

23 May 2023

To the Independent Shareholders

Dear Sirs or Madams,

SUPPLEMENTAL CIRCULAR
2022 ANNUAL GENERAL MEETING
DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO;
AND
DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTION UNDER THE NEW FINANCIAL SERVICES AGREEMENT

I. INTRODUCTION

References are made to the announcement of the Company dated 21 March 2023 and the circular dated 5 May 2023, in relation to, among others, the resolutions to be proposed at the AGM for consideration and approval.

The purpose of this supplemental circular is to provide you with all reasonably necessary information in relation to, among others, (i) the Daily Continuing Connected Transactions with Chinalco; and (ii) the discloseable transaction and continuing connected transaction under the New Financial Services Agreement so as to enable you to make informed decisions on whether to vote for or against the resolutions to be proposed at the AGM.

II. THE DAILY CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINALCO AND THE PROPOSED CAPS THEREUNDER

1. INTRODUCTION

References are made to the announcements of the Company dated 26 October 2021 and 21 March 2023, the circular dated 4 November 2021 and the supplemental circular dated 6 December 2021, in relation to, among other things, the Daily Continuing Connected Transactions entered into between the Company and Chinalco.

In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company and Chinalco (i) entered into the New Supplementary Agreement with conditions precedent to renew the term of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement, to replace the Existing Supplementary Agreement; (ii) entered into the New Fixed Assets Lease Framework Agreement to replace the Existing Fixed Assets Lease Framework Agreement; and (iii) entered into the General Services Master Agreement.

2. DAILY CONTINUING CONNECTED TRANSACTIONS

(a) Comprehensive Social and Logistics Services Agreement

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	21 March 2023
Parties:	Chinalco, as provider (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	The New Supplementary Agreement will come into effect until 31 December 2025 upon approval by the Independent Shareholders of the Company at the AGM. After the New Supplementary Agreement comes into effect, the Existing Supplementary Agreement will be terminated in advance.
Nature of transactions:	(1) Social services: public security and firefighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services; and (2) Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services.

Price determination:	The prices in respect of the relevant services under the Comprehensive Social and Logistics Services Agreement will be determined with reference to comparable local market prices. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.
Payment term:	Monthly payment

(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	21 March 2023
Parties:	Chinalco, as both provider and recipient (for itself and on behalf of its subsidiaries and associates) The Company, as both provider and recipient (for itself and on behalf of its subsidiaries)
Term:	The New Supplementary Agreement will come into effect until 31 December 2025 upon approval by the Independent Shareholders of the Company at the AGM. After the New Supplementary Agreement comes into effect, the Existing Supplementary Agreement will be terminated in advance.

Nature of transactions:

(1) Supplies and ancillary services provided by Chinalco to the Company:

(i) Supplies: carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles, copper, zinc ingot and other relevant or similar supplies and services;

(ii) Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services; and

(iii) Ancillary production services: communications, testing, processing and manufacturing, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(2) Supplies and ancillary services provided by the Company to Chinalco:

(i) Products: electrolytic aluminum products (aluminum ingots) and alumina products, zinc ingot, slag, coal, pitch and other relevant or similar supplies; and

(ii) Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Price determination:

(1) Provision of products and ancillary services to the Company by Chinalco:

(a) Supplies: the price is determined with reference to the comparable local market prices, which refer to prices arrived at with reference to those charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions around the time, and is not higher than the price charged or quoted by independent third parties;

(b) Storage and transportation services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise fuel costs, transportation facility fees, relevant labour costs and etc.. The reasonable profit (which shall be not more than 5% of such costs) for the storage and transportation services provided by Chinalco to the Company is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such services provided by Chinalco to the Company, and shall not be higher than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle;

(c) Ancillary production services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees, other indirect costs and etc.. The reasonable profit (which shall be not more than 5% of such costs) for the ancillary production services provided by Chinalco to the Company is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such services provided by Chinalco to the Company, and shall not be higher than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle.

(2) Provision of products and ancillary services to Chinalco by the Company:

(a) Products:

(i) Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weight in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange;

(ii) Electrolytic aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

(iii) Other products: the price is determined with reference to the contractual price or the comparable local market price. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees and etc.. The reasonable profit (which shall be not more than 5% of such costs) for other products provided by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such products provided by the Company to Chinalco, and shall not be lower than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle. While the comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions around that time.

(b) Supporting services and ancillary production services:

(i) Electricity supply: according to the provisions of relevant national laws and regulations, and based on the benchmark electricity price set up by the National Development and Reform Commission, local governments will determine their respective local electricity prices in consideration of their respective actual conditions. The price for electricity supply of the Company is determined with reference to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province on their websites according to the above local electricity prices from time to time;

(ii) Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, fuel costs, transportation facility fees, labour costs, manufacturing fees and etc.. The reasonable profit (which shall be not more than 5% of such costs) for provision of a series of services including gas, heat, water supply and etc. by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such services provided by the Company to Chinalco, and shall not be lower than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle;

(iii) Other services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions, and shall not be lower than the price charged or quoted by independent third parties.

For the storage and transportation services and ancillary production services provided by Chinalco to the Company, and a series of supporting services and ancillary production services including gas, heat and water supply and etc. provided by the Company to Chinalco, the prices are determined by reasonable costs plus a profit of not more than 5% of such costs. The prices of other products provided by the Company to Chinalco are determined by comparable local market price or reasonable costs plus a profit of not more than 5% of such costs. Given the numerous products and services involved herein and the regional differences in respect of costs and prices, such pricing method is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such products and services mutually provided by Chinalco and the Company. Separate operative agreements will be entered into under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the relevant parties from time to time, and the prices of the products or services provided or received by the parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above. In view of the foregoing, the Company believes the pricing for the aforesaid products and services is fair and reasonable.

Payment term:	Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

(c) Mineral Supply Agreement

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	21 March 2023
Parties:	Chinalco, as supplier (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	The New Supplementary Agreement will come into effect until 31 December 2025 upon approval by the Independent Shareholders of the Company at the AGM. After the New Supplementary Agreement comes into effect, the Existing Supplementary Agreement will be terminated in advance.
Nature of transactions:	Supply of bauxite and limestone by Chinalco to the Company; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestones to any third parties

Price determination:	(1) For the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same (which mainly comprise fuel and energy costs, labour costs, security expenses and etc.), plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs, which is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such products provided by Chinalco to the Company, and is not higher than the profit margin charged to independent third parties); and (2) For the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to relevant third parties in respect of the purchases. Having considered that the profit margin of the ores provided by Chinalco through its own operated mine will not be higher than the profit margin charged to independent third parties, and the price of the ores provided by the jointly operated mine is the contractual price paid by Chinalco to relevant third parties in respect of the purchases, the Company believes that the pricing is reasonable.
Payment term:	Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

(d) Provision of Engineering, Construction and Supervisory Services Agreement

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	21 March 2023
Parties:	Chinalco, as provider (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	The New Supplementary Agreement will come into effect until 31 December 2025 upon approval by the Independent Shareholders of the Company at the AGM. After the New Supplementary Agreement comes into effect, the Existing Supplementary Agreement will be terminated in advance.
Nature of transactions:	Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development businesses
Price determination:	Engineering design: the price is determined by comparable local market prices or through public bidding on a case-by-case basis. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions. Price determination through public bidding refers to the prices determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Construction and supervisory services: the price is determined through public bidding. In such case, the prices will be determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Other relevant services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.

The base price referenced in pricing for engineering design, construction and supervisory services is generally determined by the professionals or agencies as organised or entrusted by the bidding unit. The base price is arrived at by adding other fees incurred directly or indirectly, on-the-spot expenditures, estimated profits (with reference to the workload of the project and the profit of projects with similar size) and taxes under prescribed procedures to the sum of costs for labour, materials and machinery utilization based on the engineering quantity (or workload of design and supervisory services) of the construction project. Separate operative agreements will be entered into under the Provision of Engineering, Construction and Supervisory Services Agreement by the relevant parties from time to time, and the price of the services provided or received by parties will be negotiated and determined on a case-by-case basis in accordance with the pricing policies as set out above.

Payment term:	Payment shall generally be made (a) as to 10% to 20% of the contract price before the provision of the relevant services, up to a maximum of 70% of the contract price during the provision of the relevant services and as to the remaining 10% to 20% of the contract price upon successful provision of the relevant services; (b) in accordance with the prevailing market practice; or (c) in accordance with the arrangement to be agreed by the parties. The relevant payment term shall be no less favorable than those under the comparable transactions between the Company and independent third parties.

(e) Land Use Rights Leasing Agreement

Date:	5 November 2001
Parties:	Chinalco, as lessor (for itself and on behalf of its subsidiaries) The Company, as lessee (for itself and on behalf of its subsidiaries)
Term:	50 years, expiring on 30 June 2051 According to the opinion in the letter from the then independent financial adviser on the Company's renewal of these continuing connected transactions in December 2006, a relatively long lease term of the land is in line with the interest of the Company and the Independent Shareholders and can help reduce the obstacles to the production and business operation of the Group which may arise from replacement. Taking into considerations (i) the leased land and the scale of facilities built thereon; and (ii) the resources for construction of new production plants and related facilities, replacement is difficult and unfeasible. The Directors believe that the relevant term is normal business practice for similar contracts.

Price determination:	The rental shall be negotiated every three years at a rate not higher than the comparable local market prices (i.e. with reference to those charged or quoted by at least two independent third parties in respect of the land use rights with comparable scale in such areas under normal trading conditions around the time, and shall not be higher than those charged or quoted by independent third parties) or the prevailing market rental as determined by an independent valuer, to be engaged by both parties from time to time, through land valuation. Shanghai Orient Appraisal Co., Ltd.* (上海東洲資產評估有限公司) (a qualified valuer in the PRC) was jointly engaged by both parties, and appraised 470 pieces (parcels) of land located in China with a total area of approximately 61.22 million square meters with 30 June 2021 as the valuation benchmark date. The annual rental is approximately RMB1,500 million, which is calculated based on the appraised value of the land of approximately RMB17,300 million discounted according to the remaining use life of the relevant land of 30 years and taken into account relevant taxes and fees related to the use of the land.
Payment term:	Monthly payment

(f) New Fixed Assets Lease Framework Agreement

Date:	21 March 2023
Parties:	Chinalco, as both lessor and lessee (for itself and on behalf of its subsidiaries and associates) the Company, as both lessor and lessee (for itself and on behalf of its subsidiaries)
Term:	The New Fixed Assets Lease Framework Agreement will come into effect until 31 December 2025 upon approval by the Independent Shareholders of the Company at the AGM. After the New Fixed Assets Lease Framework Agreement comes into effect, the Existing Fixed Assets Lease Framework Agreement will be terminated in advance.
Nature of transactions:	Buildings, constructions, machinery, apparatus, transportation as well as equipment, appliance or tools and other fixed assets owned by either party in relation to the production and operation.
Price determination:	The rental shall follow the principles of valuable consideration, openness, fairness and justness, and introduce market competition mechanism. When determining the rental, the parties will also make reference to the prices charged or quoted by at least two independent third parties providing services of similar size and nature under normal trading conditions in the market around that time.
Payment term:	Monthly payment

(g) ***General Services Master Agreement***

Date of signing:	21 March 2023
Parties:	Chinalco, as provider (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	From 1 January 2023 to 31 December 2025
Nature of transactions:	(1) Chinalco provides the Company with platform services, such as financial sharing:

(i) Chinalco provides the Company with document review, financial accounting and fund settlement and other transaction processing services in the financial process including sales to receivables, procurement to payables, expense reimbursement, asset management, general ledger accounting, fund management and title registration upon the Company's decision and initiation of business;

(ii) Chinalco provides unified data flow standard services for the Company, including master data such as organisation, employees, customers, suppliers, banks, etc., and business and financial data such as forms and vouchers, to achieve a full range of data connection between accounts and funds, providing enquiry, consultation and report analysis services on accounts and funds;

(iii) Chinalco provides the Company with services that achieve data standard management for the application and use of each demand party; and

(iv) Chinalco provides the Company with relevant system operation and maintenance configuration services.

(2) Chinalco provides the Company with economic research and consulting services: Chinalco provides the Company with various research and consulting services such as macro economy, industrial economy, emerging industry and mining economy, and makes adjustment and updating to the research content appropriately in light of the nationwide, industry-wide and the company's own situation.

(3) Chinalco provides the Company with other services: Chinalco provides management consulting, training and other comprehensive services of operation and management (if applicable) on the basis of the Company's needs.

Price determination: Where there is government (including local government) prescribed price, such price shall prevail; where there is no government prescribed price, but government guidance price, such guidance price shall prevail; where there is no government prescribed price or guidance price, the market price shall prevail; where the aforesaid three kinds of prices do not exist, the agreed price shall prevail, which shall comply with the principle of fairness and reasonableness and be determined in accordance with the principle of reasonable cost plus reasonable profit (profit margin not exceeding 7%).

Payment term: Monthly payment

3. HISTORICAL AMOUNTS OF THE DAILY CONTINUING CONNECTED TRANSACTIONS

Set out below are the actual amounts and the annual caps of the Daily Continuing Connected Transactions for the three years ended 31 December 2022:

Transactions	For the year ended 31 December 2020		For the year ended 31 December 2021		For the year ended 31 December 2022	
	Actual amounts *(RMB million)*	Annual caps *(RMB million)*	Actual amounts *(RMB million)*	Annual caps *(RMB million)*	Actual amounts *(RMB million)*	Annual caps *(RMB million)*
Expenditure transactions:						
(a) Comprehensive Social and Logistics Services Agreement	476	500	481	500	258	500
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	7,243	15,300	6,578	17,500	10,954	15,400
(c) Mineral Supply Agreement	48	360	87	360	255	400
(d) Provision of Engineering, Construction and Supervisory Services Agreement	1,755	13,100	735	8,300	544	6,000
(e) Land Use Rights Leasing Agreement						
– Annual rental *(Note 1)*	490	500	417	500	/	/
– Right-of-use assets *(Note 1)*	/	/	/	/	1,370	1,500
(f) Prior Fixed Assets Lease Framework Agreement						
– Annual rental *(Note 1)*	60	200	66	200	/	/
– Right-of-use assets *(Note 1)*	/	/	/	/	27	320
(g) General Services Master Agreement *(Note 2)*	/	/	/	/	/	/

Transactions	For the year ended 31 December 2020		For the year ended 31 December 2021		For the year ended 31 December 2022	
	Actual amounts *(RMB million)*	Annual caps *(RMB million)*	Actual amounts *(RMB million)*	Annual caps *(RMB million)*	Actual amounts *(RMB million)*	Annual caps *(RMB million)*
Revenue transactions:						
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	15,091	30,800	21,684	33,500	36,120	37,100
(f) Prior Fixed Assets Lease Framework Agreement	38	100	34	100	31	300

Notes:

(1) References are made to the Company's announcement dated 3 June 2019 and the supplemental circular dated 10 June 2019, the annual caps for transactions under the Land Use Rights Leasing Agreement and the Prior Fixed Assets Lease Framework Agreement for the years ended 31 December 2020 and 2021 were set based on the annual rental. References are also made to the announcement of the Company dated 26 October 2021 and the supplemental circular dated 6 December 2021, pursuant to International Financial Reporting Standards (IFRS) 16, the lease to be entered into by the Company as a lessee under the Land Use Rights Leasing Agreement and the Prior Fixed Assets Lease Framework Agreement will be recognised as right-of-use assets. The annual caps for transactions under the Land Use Rights Leasing Agreement and the Prior Fixed Assets Lease Framework Agreement for the year ended 31 December 2022 were set based on the total value of the right-of-use assets relating to individual lease agreement expected to be entered into by the Company in each year, which is calculated with reference to the aggregate of the total annual rentals for the full lease term of each individual lease agreement newly entered into each year, discounted by the Company's incremental borrowing rate.

(2) Transactions contemplated under the General Services Master Agreement are new types of transactions and there are no relevant transactions incurred prior to the signing of the General Services Master Agreement.

4. PROPOSED ANNUAL CAPS FOR THE DAILY CONTINUING CONNECTED TRANSACTIONS AND BASIS OF DETERMINATION

Set out below are the existing annual caps of the Daily Continuing Connected Transactions between the Group and Chinalco for the two years ending 31 December 2024 and proposed annual caps for the three years ending 31 December 2025. As at the Latest Practicable Date, the existing annual caps of the Daily Continuing Connected Transactions for the year ending 31 December 2023 have not yet been exceeded.

Transactions	Existing annual caps		Proposed annual caps		
	2023	2024	2023	2024	2025
	(RMB million)	*(RMB million)*	*(RMB million)*	*(RMB million)*	*(RMB million)*
Expenditure transactions:					
(a) Comprehensive Social and Logistics Services Agreement	500	500	500	500	500
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	14,900	14,500	22,400	22,900	24,200
(c) Mineral Supply Agreement	400	400	1,800	1,800	1,800
(d) Provision of Engineering, Construction and Supervisory Services Agreement	6,500	7,000	6,300	6,100	6,000
(e) Land Use Rights Leasing Agreement *Note*	1,500	1,500	1,500	1,500	1,500
(f) New Fixed Assets Lease Framework Agreement *Note*	130	130	300	300	300
(g) General Services Master Agreement	/	/	90	90	90
Revenue transactions:					
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	38,800	41,100	64,300	65,700	71,500
(f) New Fixed Assets Lease Framework Agreement	300	300	300	300	300

Note: Pursuant to IFRS 16, the lease to be entered into by the Company as the lessee under the Land Use Rights Leasing Agreement and the New Fixed Assets Lease Framework Agreement will be recognised as right-of-use assets. The proposed annual caps are set based on the total value of the right-of-use assets relating to individual lease agreement expected to be entered into by the Company in each year, which is calculated with reference to the aggregate of the total annual rentals for the full lease term of each individual lease agreement newly entered into each year, discounted by the Company's incremental borrowing rate.

The proposed annual caps of the Daily Continuing Connected Transactions are determined with reference to the actual demand of the Group in business development in the following three years and the historical transaction amounts of the Daily Continuing Connected Transactions, which, in the opinion of the Board, are fair and reasonable and in the interests of the Company and the Shareholders as a whole. The specific analyses are as follows:

(a) Comprehensive Social and Logistics Services Agreement

Each of the proposed annual caps for the expenditure transactions under the Comprehensive Social and Logistics Services Agreement for the three years from 2023 to 2025 is RMB500 million, basically at par with the annual caps of the preceding three years and the existing annual caps, which is mainly based on the Group's estimation of generally stable demands for comprehensive social and logistics services provided by Chinalco.

(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services

The proposed annual caps for the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three years from 2023 to 2025 are RMB22,400 million, RMB22,900 million and RMB24,200 million, respectively, representing significant increases from those of the preceding three years and the existing annual caps. Such estimation is primarily based on that: (i) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interests in Yunnan Aluminum and 100% equity interests in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of products and services by Chinalco to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transactions of the Company and shall be governed by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. As disclosed in the Company's announcement dated 25 May 2022, Baotou Communications Group proposed to transfer 50% equity interest in Inner Mongolia Huayun to Chinalco. Yunnan Aluminum and Inner Mongolia Huayun are 30%-controlled companies of Chinalco, and thus are connected persons of the Company under the Hong Kong Listing Rules. The provision of products and services by Yunnan Aluminum and Inner Mongolia Huayun to the Company constitutes continuing connected transactions of the Company and shall be governed by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. As a result, the proposed annual caps under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are significantly increased; (ii) the transaction volume may increase considering that the market price of aluminum oxide, electrolytic aluminum and other products may rise in the future; and (iii) an approximate 13% buffer space is reserved in the annual caps to cope with possible future trading fluctuations.

The proposed annual caps for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three years from 2023 to 2025 are RMB64,300 million, RMB65,700 million and RMB71,500 million, respectively, representing significant increases from those of the preceding three years and the existing annual caps. Such estimation is primarily based on that: (i) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interests in Yunnan Aluminum and 100% equity interests in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of products and services by Yunnan Aluminum and Pingguo Aluminum to Chinalco constitutes continuing connected transactions of the Company and shall be governed by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. As disclosed in the Company's announcement dated 25 May 2022, Baotou Communications Group proposed to transfer 50% equity interest in Inner Mongolia Huayun to Chinalco. Yunnan Aluminum and Inner Mongolia Huayun are 30%-controlled companies of Chinalco, and thus are connected persons of the Company under the Hong Kong Listing Rules. The provision of products and services by the Company to Yunnan Aluminum and Inner Mongolia Huayun constitutes continuing connected transactions of the Company and shall be governed by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. As a result, the proposed annual caps under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are significantly increased; (ii) the transaction volume may increase due to the likely rise of the market price of commodities given the significant fluctuation of commodities prices in recent years; and (iii) an approximate 15% buffer space is reserved in the annual caps to cope with possible future trading fluctuations.

(c) Mineral Supply Agreement

Each of the proposed annual caps for the expenditure transactions under the Mineral Supply Agreement for the three years from 2023 to 2025 is RMB1,800 million, representing significant increases from those of the preceding three years and the existing annual caps. Such estimation is primarily based on that: (i) considering that under the background of the current rapid decline in domestic ore supply and grade, the Company may need to increase its trading volume with the import and export enterprises affiliated to Chinalco in the future in terms of ore import and other businesses; and (ii) an approximate 6% buffer space is reserved in the annual caps to cope with possible future trading fluctuations.

(d) Provision of Engineering, Construction and Supervisory Services Agreement

The actual transaction amount of the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement for the period from 2020 to 2022 decreased year by year, mainly due to the following factors: (1) the characteristics of concentration of the Company's capital expenditure, project investment and construction period; (2) as an adjustment to energy consumption in the context of the national "dual carbon" policy, in the past two years, the Company has been actively engaged in energy conservation and carbon emission reduction, therefore the amount of investment in fixed asset projects has been significantly reduced to around RMB2,500 million for each of 2021 and 2022; (3) considering the characteristics of projects, the projects for the period from 2020 to 2022 were not constructed on a turnkey basis, and equipment, main materials, consulting services, survey services, and construction services were provided by different entities. The proposed annual caps for the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement of the three years from 2023 to 2025 are RMB6,300 million, RMB6,100 million and RMB6,000 million, respectively, basically at par with those of the preceding three years and the existing annual caps. Such estimation is primarily based on the consideration of the Company's expected several new key projects (with total expected investment exceeding RMB25,000 million) in the next three years, including key aluminum oxide and electrolytic aluminum construction projects, overseas and port projects, energy conservation and carbon reduction renovation projects and new energy projects, and that such projects are expected to be constructed on a turnkey basis.

(e) Land Use Rights Leasing Agreement

Each of the proposed annual caps *Note* for the expenditure transactions under the Land Use Rights Leasing Agreement for the three years from 2023 to 2025 is RMB1,500 million, representing significant increases from those of the preceding three years and at par with the existing annual caps. Such estimation is primarily based on that Shanghai Orient Appraisal Co., Ltd. (a qualified valuer in the PRC) was engaged by both parties, and reappraised the land under the Land Use Rights Leasing Agreement with 30 June 2021 as the valuation benchmark date. The appraised value of the land was approximately RMB17,300 million, representing a significant increase from the appraised value used to calculate the rental in the preceding three years.

Note: Pursuant to IFRS 16, the lease to be entered into by the Company as the lessee under the Land Use Rights Leasing Agreement shall be recognised as right-of-use assets. The proposed annual caps for the three years from 2023 to 2025 are set based on the total value of the right-of-use assets relating to individual lease agreement expected to be entered into by the Company in each year, which is calculated with reference to the aggregate of the total annual rentals for the full lease term of each individual lease agreement newly entered into each year, discounted by the Company's incremental borrowing rate.

(f) New Fixed Assets Lease Framework Agreement

Each of the proposed annual caps *Note* for the expenditure transactions under the New Fixed Assets Lease Framework Agreement for the three years from 2023 to 2025 is RMB300 million, representing certain increases from those of the preceding three years and the existing annual cap. Such estimation is primarily on the basis of maintaining the current business volume of fixed assets lease from Chinalco, the Group considers to lease more production equipment from Chinalco in the future according to the actual business needs of both parties.

Note: Pursuant to IFRS 16, the lease to be entered into by the Company as the lessee under the New Fixed Assets Lease Framework Agreement shall be recognized as right-of-use assets. The proposed annual caps for the three years from 2023 to 2025 are set based on the total value of the right-of-use assets relating to individual lease agreement expected to be entered into by the Company in each year, which is calculated with reference to the aggregate of the total annual rentals for the full lease term of each individual lease agreement newly entered into each year, discounted by the Company's incremental borrowing rate.

Each of the proposed annual caps for the revenue transactions under the New Fixed Assets Lease Framework Agreement for the three years from 2023 to 2025 is RMB300 million, representing certain increases from those of the preceding three years but at par with the existing annual caps. Such estimation is primarily on the basis of maintaining the current business volume of fixed assets lease to Chinalco, the Group considers to lease more production equipment to Chinalco in the future according to the actual business needs of both parties.

(g) General Services Master Agreement

Each of the proposed annual caps for the expenditure transactions under the General Services Master Agreement for the three years from 2023 to 2025 is RMB90 million. Such estimation is primarily based on that: (i) the utilisation of relevant services such as Chinalco's financial sharing platform by the Company in accordance with its actual business needs, is conducive to promoting the management efficiency of the Company; (ii) the reasonable cost and profitability of Chinalco's integrated services for the Company and its subsidiaries, taking into account the large number of the Company's subsidiaries; and (iii) an approximate 11% buffer space is reserved to cope with possible increase in business volume in the future.

The Company has adopted a set of effective internal control measures to supervise the continuing connected transactions of the Company. The authorized departments of the Company at least semi-annually collect and record information on prices and profit margins charged by independent third parties under normal trading conditions in areas where similar products or services are provided, and at least semi-annually inquire relevant industry specialist websites, industry specialist reports or published information on prices and profit margins to trace market conditions in a timely manner. Prior to entering into specific agreements, the authorized departments of the Company will review and assess the specific terms and conditions (including profit margin (if applicable)) of the transactions to ensure their consistency with the agreements of the Daily Continuing Connected Transactions. The financial assets department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company will strictly review the continuing connected transactions on a continuous basis to ensure the integrity and effectiveness of the internal control measures regarding the continuing connected transactions. The Board considers that the above internal control procedures and corporate governance measures adopted by the Company are appropriate and that the procedures and measures above will give sufficient assurance to the Shareholders that the Daily Continuing Connected Transactions will be appropriately monitored by the Company.

In addition, the Company will take the following measures to ensure that the Daily Continuing Connected Transactions will not exceed the existing annual caps for the year ending 31 December 2023 before the relevant resolutions are approved by the Shareholders at the AGM: (1) the Company will follow up and monitor the above-mentioned continuing connected transactions on a monthly basis, and balance the budget to each month and monitor the progress of completion on a monthly basis; (2) when the actual amount incurred approximates the monthly budget, the Company will request the business department to adjust the continuing connected transactions in a timely manner; (3) when the actual amount incurred approximates the annual caps, the Company will adopt a contingency plan for the business department to adjust or cease the relevant business to ensure that the corresponding annual caps will not be exceeded; and (4) the Company will monitor the actual amount incurred of the aforesaid continuing connected transactions as at the Latest Practicable Date and the day immediately preceding the date of the AGM to ensure that the corresponding annual caps will not be exceeded.

5. REASONS FOR AND BENEFITS OF ENTERING INTO THE DAILY CONTINUING CONNECTED TRANSACTIONS

Given the long-term relationship between the Group and Chinalco, the Company considers that it is in the Company's interests to enter into the agreements under the Daily Continuing Connected Transactions and to continue with the Daily Continuing Connected Transactions for the following reasons: (i) the Group can acquire prompt and stable supply of products and services from Chinalco, thus lowering the operating risks and costs and facilitating the Group's routine management on production; (ii) the Group can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, which are beneficial for the project development and construction and business development of the Group; (iii) the Group can provide part of products and services to Chinalco, which inure to avoid the risk of market fluctuations and increase the Group's operating revenue; and (iv) the utilisation of relevant services such as Chinalco's financial sharing platform and other platforms by the Group, is conducive to promoting the management efficiency and risk prevention and control of the Company.

The Directors (including the independent non-executive Directors) are of the view that the agreements under the Daily Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group on normal commercial terms or better, and relevant terms, the Daily Continuing Connected Transactions and proposed caps thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6. IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the Latest Practicable Date, Chinalco is the controlling Shareholder of the Company and thus is a connected person of the Company under the Hong Kong Listing Rules. The entering into of the agreements under the Daily Continuing Connected Transactions and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of each of (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement exceeds 5%, the transactions contemplated thereunder are subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of each of (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement; (ii) the expenditure transactions under the Mineral Supply Agreement; (iii) the expenditure transactions under the Land Use Rights Leasing Agreement; (iv) the expenditure and revenue transactions under the New Fixed Assets Lease Framework Agreement; and (v) the expenditure transactions under the General Services Master Agreement exceeds 0.1% but is less than 5%, the transactions contemplated thereunder are only subject to reporting and announcement requirements and are exempt from independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Although (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement; (ii) the expenditure transactions under the Mineral Supply Agreement; (iii) the expenditure transactions under the Land Use Rights Leasing Agreement; (iv) the expenditure and revenue transactions under the New Fixed Assets Lease Framework Agreement; and (v) the expenditure transactions under the General Services Master Agreement are exempt from independent shareholders' approval requirement under the Hong Kong Listing Rules, such transactions are still subject to Independent Shareholders' approval at the AGM pursuant to the relevant requirements of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

As Mr. Liu Jianping and Mr. Zhang Jilong, the Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution with respect to such transactions. Saved as stated above, none of the Directors has any material interest in such transactions and therefore none of the Directors has abstained from voting on such Board resolution.

The Company has established the Independent Board Committee to advise the Independent Shareholders in respect of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and their respective proposed caps thereunder. VBG Capital, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

7. GENERAL INFORMATION

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum, aluminum alloy and carbon products; international trade; logistics business; thermal and new energy power generation, etc.

Information on Chinalco

As at the Latest Practicable Date, Chinalco is the controlling Shareholder of the Company. Chinalco is a wholly state-owned enterprise incorporated in the PRC and is primarily engaged in development of mineral resources, smelting and processing of non-ferrous metal, relevant trading and engineering and technical services, etc.

III. THE NEW FINANCIAL SERVICES AGREEMENT ENTERED INTO BETWEEN THE COMPANY AND CHINALCO FINANCE AND THE PROPOSED CAPS THEREUNDER

1. INTRODUCTION

References are made to the announcement of the Company dated 27 August 2020 and the supplemental circular of the Company dated 30 September 2020, in relation to, among other things, the entering into of the Existing Financial Services Agreement between the Company and Chinalco Finance for a term of three years from 26 October 2020 to 25 October 2023.

Reference is also made to the announcement of the Company dated 21 March 2023, in relation to, among other things, the entering into of the New Financial Services Agreement between the Company and Chinalco Finance. In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company entered into the New Financial Services Agreement with Chinalco Finance to replace the Existing Financial Services Agreement.

2. NEW FINANCIAL SERVICES AGREEMENT

Date of Signing

21 March 2023

Parties

(1) the Company (as the recipient, for itself and on behalf of its subsidiaries); and

(2) Chinalco Finance (as the provider).

Effectiveness and Term of the Agreement

The New Financial Services Agreement shall become effective upon signature by authorized signatories of both parties with their respective common seals or seals specifically for contracts affixed thereon and approval from their respective competent bodies (including but not limited to obtaining the approval of the Independent Shareholders of the Company at the AGM), and shall remain valid until 31 December 2025. Upon the New Financial Services Agreement becomes effective, the Existing Financial Services Agreement will be terminated in advance. Subject to the relevant requirements under the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, the New Financial Services Agreement may be renewed for a period of three years as agreed by both parties and the Company will then perform its information disclosure obligations in due course pursuant to the applicable requirements under the Hong Kong Listing Rules.

Major Terms

(1) Pursuant to the New Financial Services Agreement, the Group and Chinalco Finance will cooperate on a non-exclusive basis, thereby allowing the Group to select other financial institutions for financial services at its discretion.

(2) Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favourable than those for the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group, nor less favourable than those for the same type of financial services available to the Group from major commercial banks in the PRC at the same time.

(3) Chinalco Finance shall provide the following financial services to the Group in accordance with the above service principles, with the major service terms as below:

(a) Deposit Services

(i) The interest rate for the deposits of the Group with Chinalco Finance shall be within the upper limit of the interest rate for the same type of deposit announced by PBOC for the same period, and, in principle, not lower than the interest rate for the same type of deposit offered by major commercial banks in the PRC for the same period (the Company will obtain at least four quotations from the independent third commercial banks, including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Bank of Communications).

(ii) In respect of deposit services, Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group at any time. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the New Financial Services Agreement and offset the loans due to Chinalco Finance by the Group with such deposits payable by Chinalco Finance according to the PRC laws and regulations.

(iii) The maximum daily balance of deposits (including accrued interest) placed by the Group with the settlement account of Chinalco Finance shall not exceed RMB17 billion during the term of the New Financial Services Agreement.

(b) *Settlement Services*

(i) Chinalco Finance will provide payment and receipt services as well as other ancillary services relating to settlement services to the Group in accordance with the Group's instructions.

(ii) Chinalco Finance will provide the Group with the above settlement services for free.

(c) *Credit Services*

(i) Subject to compliance with the relevant PRC laws and regulations, Chinalco Finance will, in accordance with the operation and development needs of the Group, provide comprehensive credit services, loan services, bills acceptance services, bills discounting services, guarantee services and other financing services.

(ii) The interest rate for the loans to be provided by Chinalco Finance to the Group shall be determined with reference to the loan prime rate as promulgated by the National Interbank Funding Centre under the authority of PBOC, and the interest rate for the loans shall, in principle, not exceed the interest rate for the same type of loan provided by major independent financial institutions for the same period in the service location or adjacent areas in the normal course of business for such types of credit services (the Company will obtain at least four quotations from the independent third commercial banks, including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Bank of Communications).

(iii) Chinalco Finance shall provide loans to the Group on normal commercial terms and no security is to be granted by the Group over its assets.

(iv) The maximum daily balance of loans (including accrued interest) provided by Chinalco Finance to the Group shall not exceed RMB21 billion during the term of the New Financial Services Agreement.

(d) Miscellaneous Financial Services

(i) Chinalco Finance will provide miscellaneous financial services within its business scope in accordance with the Group's instructions and requirements.

(ii) The fees charged by Chinalco Finance for the provision of aforesaid miscellaneous financial services to the Group shall be in accordance with the relevant benchmark rates for such type of service determined by PBOC or CBIRC, and, in principle, not exceed those charged by major commercial banks for the same type of financial service for the same period, or those charged by Chinalco Finance for the provision of the same type of financial service to Chinalco and other members of its group in the service location or adjacent areas in the normal course of business.

(iii) The annual fees charged by Chinalco Finance for the provision of miscellaneous financial services to the Group shall not exceed RMB100 million during the term of the New Financial Services Agreement.

3. INTERNAL CONTROL PROCEDURES AND CORPORATE GOVERNANCE MEASURES ADOPTED BY THE GROUP

In order to protect the interests of the Shareholders, the Group will adopt the following internal control procedures and corporate governance measures in relation to its utilisation of Chinalco Finance's services:

(1) A monthly report on the status of the Group's deposits with Chinalco Finance for the previous month will be delivered by Chinalco Finance to the Company on the third business day of each month;

(2) Copies of all regulatory reports submitted by Chinalco Finance to CBIRC will be provided to the Company by Chinalco Finance;

(3) The financial statements of Chinalco Finance will be provided to the Company by Chinalco Finance on the fifth business day after the end of each quarter;

(4) Prior to entering into of any deposit arrangement with Chinalco Finance, the Company will communicate with Chinalco Finance and at least four independent commercial banks or financial institutions in the PRC. The interest rate for the deposit of the same type and term offered by Chinalco Finance and independent commercial banks or financial institutions will be given to the Company for comparison. If the Company is aware of that the deposit interest rate offered by Chinalco Finance is less favourable than that offered by major domestic commercial banks in the PRC for the deposit of the same type and term, the Group will not place deposits with Chinalco Finance, or it will negotiate with Chinalco Finance to re-determine the interest rate;

(5) The Company has formulated the Risk Disposal Plan for Connected Transactions between Aluminum Corporation of China Limited and Chinalco Finance Co., Ltd. The plan aims to guarantee the capital safety of the Company, and put forward solutions to transaction-related risk and capital preservation plan; and

(6) The Company conducts continuous risk assessment on Chinalco Finance, and issues the continuous risk assessment report every six months, which is disclosed simultaneously with the annual and interim reports.

The Board is of the view that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the continuing connected transactions are appropriate and above procedures and measures will provide adequate assurance to the Shareholders that the continuing connected transactions under the New Financial Services Agreement will be appropriately monitored by the Company.

4. HISTORICAL AMOUNTS OF THE CONTINUING CONNECTED TRANSACTIONS

(1) Deposit Services

The maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance for the three years ended 31 December 2022 was approximately RMB8.923 billion, RMB7.823 billion and RMB11.979 billion.

The Board further confirmed that, as at the Latest Practicable Date, the original cap of the maximum daily balance of deposits (including accrued interest) under the Existing Financial Services Agreement for the year ending 25 October 2023 has not been exceeded. In addition, the Company will monitor the balance of deposits (including accrued interest) placed with Chinalco Finance on a daily basis (including the Latest Practicable Date and the day immediately preceding the date of the AGM) and when the balance of deposits approximates the cap, the Company will adopt a contingency plan for the business department to adjust or cease the relevant business to ensure that the maximum daily balance of deposits (including accrued interest) will not exceed the original cap of the maximum daily balance of deposits (including accrued interest) for the year ending 25 October 2023 before the relevant resolution is approved by the Shareholders at the AGM.

(2) Settlement Services

No fees were paid by the Group to Chinalco Finance for the settlement services for the three years ended 31 December 2022. Chinalco Finance provides the Company with the settlement services for free.

(3) Credit Services

As the credit services provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) and no security over its assets is granted by the Group in respect of such loans, thus such services constitute exempt continuing connected transactions under Rule 14A.90 of the Hong Kong Listing Rules.

(4) Miscellaneous Financial Services

The historical amounts paid by the Group to Chinalco Finance for the miscellaneous financial services for the three years ended 31 December 2022 were approximately RMB0 million, RMB1 million and RMB0.2 million, respectively.

The Board further confirmed that, as at the Latest Practicable Date, the original cap of the total annual fees for the miscellaneous financial services under the Existing Financial Services Agreement for the year ending 25 October 2023 has not been exceeded.

5. PROPOSED CAPS UNDER THE NEW FINANCIAL SERVICES AGREEMENT

(1) Deposit Services

Pursuant to the Existing Financial Services Agreement, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance shall not exceed RMB12 billion. Under the New Financial Services Agreement, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance shall not exceed RMB17 billion during the term of the New Financial Services Agreement.

The Board has taken into account that:

(a) the highest historical utilization rate for the cap of the maximum daily balance of deposits (including accrued interest) under the Existing Financial Services Agreement has reached nearly 100%;

(b) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interest in Yunnan Aluminum and 100% equity interest in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of deposit services by Chinalco Finance to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transactions of the Company and shall be governed by the New Financial Services Agreement. As a result, the proposed cap on deposit services under the New Financial Services Agreement was significantly increased;

(c) in order to face the complicated economic environment and to safeguard the normal production and operation and the construction of key projects, the Company has adhered to the philosophy of "cash is the most important" and increased its monetary capital reserves, and accordingly the amount of deposits placed by the Group with Chinalco Finance has been increased. As of 31 December 2022, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance has reached to RMB11.979 billion;

(d) focusing on the goal of building a world first-class aluminum company with global competitiveness, the Company will accelerate the global allocation of resources and the optimization of the industrial layout, strengthen the acquisition of overseas resources, build overseas bauxite supply base, promote the transfer of the Company's main business to those areas with advantages of resources, energy, market and logistics elements, and extend the development to the end of the industry chain and the high-end of the value chain, in order to comprehensively enhance its overall competitiveness. In the meantime, the Company will seek business opportunities relating to the industrial mergers and acquisitions from time to time, in order to develop and expand its existing main business and increase shareholder value. At present, the Company has not formed any formal intention or entered into any specific agreement with relevant parties regarding the industrial mergers and acquisitions. In the event of such occurrence, the Company will perform its information disclosure obligations in due course in accordance with the requirements of the Hong Kong Listing Rules. It's expected that there will be an increase in the overall capital scale of the Group based on the above-mentioned future business development and the potential industrial mergers and acquisitions;

(e) the funds deposited with Chinalco Finance by the Company is conducive to the Company strengthening funds centralized management and accelerating the turnover of funds, so as to increase the efficiency of funds utilization; and

(f) the interest rate for the deposits of the Group with Chinalco Finance is generally superior to the interest rate for the same type of deposit announced by PBOC for the same period and the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial to improving the level of the Company's capital gains.

The Board proposed that under the New Financial Services Agreement, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance's settlement account during the term of the New Financial Services Agreement shall be set at RMB17 billion and considered such proposed cap thereunder is fair and reasonable.

(2) Settlement Services

Pursuant to the Existing Financial Services Agreement, Chinalco Finance agreed to provide settlement services to the Group for free. Pursuant to the New Financial Services Agreement, Chinalco Finance agreed to provide the Group with the settlement services for free, therefore no annual cap is required to be set in this regard.

(3) Credit Services

Pursuant to the Existing Financial Services Agreement, the maximum daily balance of loans (including accrued interest) provided by Chinalco Finance to the Group shall not exceed RMB15 billion.

Under the New Financial Services Agreement, the maximum daily balance of loans (including accrued interest) provided by Chinalco Finance to the Group shall not exceed RMB21 billion. As the credit services provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) and no security over its assets will be granted by the Group in respect of such loans, thus such services constitute exempt continuing connected transactions under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

(4) Miscellaneous Financial Services

Pursuant to the Existing Financial Services Agreement, Chinalco Finance agreed to provide miscellaneous financial services with total annual fees payable to Chinalco Finance by the Group not exceeding RMB40 million. Under the New Financial Services Agreement, the Company expects that the total annual fees payable to Chinalco Finance by the Group during the term of the New Financial Services Agreement will not exceed RMB100 million.

The Board has taken into account that:

(a) the historical amounts paid by the Group to Chinalco Finance for the miscellaneous financial services for the three years ended 31 December 2022;

(b) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interest in Yunnan Aluminum and 100% equity interest in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of miscellaneous financial services by Chinalco Finance to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transactions of the Company and shall be governed by the New Financial Services Agreement. As a result, the proposed cap on miscellaneous financial services under the New Financial Services Agreement was significantly increased; and

(c) an approximate 15% buffer space has been provided in the cap for the total annual fees payable by the Group to Chinalco Finance during the term of the New Financial Services Agreement to cope with the potential increase in the Group's demand for miscellaneous financial services to be provided by Chinalco Finance.

The Board proposed that the cap for the total annual fees payable by the Group to Chinalco Finance under the New Financial Services Agreement during the term of the New Financial Services Agreement shall be set at RMB100 million and considered such proposed cap thereunder is fair and reasonable.

6. REASONS FOR AND BENEFITS OF ENTERING INTO THE NEW FINANCIAL SERVICES AGREEMENT

The reasons for the Company to enter into the New Financial Services Agreement with Chinalco Finance are as follows:

(1) The settlement services through Chinalco Finance will strengthen the Company's centralized management of its subsidiaries' funds and reduce the capital transmission time, and the Company may take full advantage of the favourable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial to reducing the amount of funds kept by the Company and its subsidiaries, thereby releasing more funds for turnover.

(2) The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans of Chinalco Finance in compliance with the limits for such loans. Such arrangements will resolve the capital requirements of certain subsidiaries of the Company and enable the Company to centralize its management of the Group's credit limits and loan targets through Chinalco Finance.

(3) The interest rate for the deposits of the Group with Chinalco Finance is generally superior to the interest rate for the same type of deposit announced by PBOC for the same period and the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial to improving the level of the Company's capital gains.

(4) From the perspective of capital safety, Chinalco Finance has strong anti-risk capability with the strong background support of Chinalco. The funds deposited with Chinalco Finance by the Company can effectively avoid the complex and volatile environment of the financial market, which can guarantee the capital safety.

(5) According to the New Financial Services Agreement, Chinalco Finance will provide comprehensive credit services, loan services, bills acceptance services, bills discounting services, guarantee services and other financing services, whose interest rate shall be equivalent to or lower than the interest rate for the same type of loans provided by the major commercial banks in the PRC for the same period, and no security is to be granted by the Company over its assets, enabling the lending procedures easier and more efficient than those provided by the commercial banks.

(6) Chinalco Finance can serve as the Company's funds centralized management platform to balance funds. The arrangement of entrusted loans for the Company's subsidiaries through Chinalco Finance may replace the high-rate loans of the Company's subsidiaries from external financial institutions, reducing the Group's overall financial expenses.

(7) Chinalco Finance is regulated by PBOC and CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities.

The transactions contemplated under the New Financial Services Agreement will facilitate the Group to optimize its financial management, increase the efficiency of fund utilization, and reduce the cost of financing and financing risks. It will not be detrimental to the interests of the Company and will not affect the independence of the Company.

The Directors (including the independent non-executive Directors) are of the view that the New Financial Services Agreement has been negotiated on arm's length basis and is entered into in the ordinary course of business and on normal commercial terms or better. The terms of the New Financial Services Agreement, the transactions contemplated thereunder, the proposed caps thereunder are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

7. IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the Latest Practicable Date, Chinalco Finance is a subsidiary of Chinalco, the controlling Shareholder of the Company, and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the New Financial Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) calculated in accordance with the Hong Kong Listing Rules in respect of the deposit services under the New Financial Services Agreement and relevant proposed caps thereunder exceeds 5%, the deposit services under the New Financial Services Agreement and relevant proposed caps thereunder are subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules; as the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) calculated in accordance with the Hong Kong Listing Rules in respect of the miscellaneous financial services under the New Financial Services Agreement and relevant proposed caps thereunder exceeds 0.1% but is less than 5%, the miscellaneous financial services under the New Financial Services Agreement and relevant proposed caps thereunder are subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio calculated in accordance with the Hong Kong Listing Rules in respect of the deposit services under the New Financial Services Agreement and relevant proposed caps thereunder exceeds 5% but is less than 25%, such transaction constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

As the credit services to be provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) and no security over its assets will be granted by the Group in respect of such loans, the credit services to be provided by Chinalco Finance to the Group under the New Financial Services Agreement are exempt from all reporting, announcement and independent shareholders' approval requirements under Rule 14A.90 of the Hong Kong Listing Rules.

As Mr. Liu Jianping and Mr. Zhang Jilong, the Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution with respect to the transaction contemplated under the New Financial Services Agreement. Saved as stated above, none of the Directors has any material interest in the transaction contemplated under the New Financial Services Agreement and therefore none of the Directors has abstained from voting on such Board resolution.

The Independent Board Committee has been established by the Company to provide advice to the Independent Shareholders in respect of the deposit services under the New Financial Services Agreement and relevant proposed caps thereunder. VBG Capital, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

8. GENERAL INFORMATION

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum, aluminum alloy and carbon products; international trade; logistics business; thermal and new energy power generation, etc.

Information on Chinalco Finance

Chinalco Finance is a limited liability company incorporated in the PRC, which is a subsidiary of Chinalco as at the Latest Practicable Date. Chinalco, Chinalco Capital Holdings Co., Ltd.* (中鋁資本控股有限公司) (which is respectively held as to 85.2921% and 14.7079% by Chinalco and the Company, and principally engaged in project investment, assets management, investment consultation, etc.) and Chinalco Asset Operation and Management Co., Ltd.* (中鋁資產經營管理有限公司) (which is a wholly-owned subsidiary of Chinalco and principally engaged in asset management services for investment of own funds, investment activities with own funds and other businesses) hold 85.2388%, 10% and 4.7612% equity interest in Chinalco Finance, respectively. Its registered capital is RMB4.0 billion, and its business scope includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of intra-group entrusted loans and entrusted investment to member companies (investments in fixed-income and marketable securities only); provision of bills acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of loans and financial leasing to member companies; provision of counterpart loans; underwriting of corporate bonds for member companies; investment in marketable securities (other than stock investment); and buyer's credit for the products of member companies.

As a licensed financial institution in the PRC, Chinalco Finance is subject to stringent regulations and is regulated by PBOC and CBIRC. CBIRC's supervision includes regular examination of the audited financial statements and other relevant materials required to be filed by the group finance companies as well as on-site inspections and interviews with the senior management of group finance companies. To ensure compliance with the relevant laws and regulations, CBIRC is entitled to issue corrective and/or disciplinary orders and to impose penalties and/or fines on group finance companies. In accordance with the relevant requirements under the Measures for Administration of Finance Companies of Enterprise Groups promulgated by CBIRC, group finance companies, including Chinalco Finance:

(1) are not allowed to engage in non-financial services business, including property investment or trading;

(2) must comply with the following ratio requirements: (a) the capital adequacy ratio shall not be lower than 10%; (b) the inter-bank borrowing balance shall not exceed the total registered capital of the relevant finance company; (c) the total amount of outstanding guarantees shall not exceed the total registered capital of the relevant finance company; (d) the ratio of total amount of investment to total registered capital shall not exceed 70%; and (e) the ratio of self-owned fixed assets to total registered capital shall not exceed 20%; and

(3) are required to deposit with PBOC a mandatory proportion of 7% of the RMB deposits they have received.

As far as the Directors are aware, Chinalco Finance has established stringent internal control measures to ensure effective risk management and compliance with laws and regulations, including:

(1) it has established corporate governance structure to ensure the effectiveness of its internal control including the practice of the general manager responsibility system under the leadership of the board of directors, the setting up of the organization structure according to the check-and-balance mechanism (such as the decision-making system, execution system, supervision and feedback system) and the establishment of the working procedures and risk control system by separating the roles and responsibilities of the front office, middle office and back office;

(2) it has adopted a centralized, safe and efficient business system. In order to meet the needs of control of the deposit amount by a listed company, it provides a designated real time service for the Company and its subsidiaries to inquiry the balances of deposits and the transaction details so as to alert the daily deposit balance and avoid exceeding the daily cap; and

(3) it has a sound internal control system, including effective internal rules and policies specifically for management and control of operational risk and credit risks. It has its own credit policies and credit approval procedures for loan approvals which are designed in accordance with the relevant PBOC and CBIRC regulations. It has also implemented various risk management rules to manage and monitor credit risks. The internal audit department assumes an internal independent supervisory role and is responsible for examining and auditing the business operation of other departments.

In assessing the financial risks involved in placing deposits with Chinalco Finance, the Directors have taken into account the following factors:

(1) the operation of Chinalco Finance is subject to the supervision of PBOC and CBIRC and is regulated by the relevant PRC financial regulations and rules;

(2) Chinalco Finance has established internal control and risk management system in accordance with the relevant PRC financial services rules and regulations; and

(3) the Company has formulated a risk disposal plan for the connected transactions with Chinalco Finance and conducts risk assessment of Chinalco Finance on an ongoing basis, forming a continuous risk assessment report on a semi-annual basis and disclosing it to the public.

In light of the aforementioned, the Directors are of the view that the financial risks involved in placing deposits with Chinalco Finance are low and manageable.

Information on Chinalco

As at the Latest Practicable Date, the Company and Chinalco Finance are all subsidiaries of Chinalco. Chinalco is a wholly state-owned enterprise incorporated in the PRC and is primarily engaged in development of mineral resources, smelting and processing of non-ferrous metal, relevant trading and engineering and technical services, etc.

IV. AGM

A notice concerning the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 20 June 2023 (the "**Notice of AGM**") has been despatched to the Shareholders on 5 May 2023.

A reply slip and the form of proxy for use at the AGM, together with the Notice of AGM, have been despatched to the Shareholders and the Notice of AGM, the reply slip and the form of proxy are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the AGM should complete and return the reply slip in accordance with the instructions printed thereon on or before Tuesday, 30 May 2023. Shareholders who intend to appoint a proxy to attend the AGM and to vote on the resolutions set out in the Notice of AGM are requested to complete and return the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof if you so wish.

For particulars of eligibility for attending the above meeting, registration procedures for attending the above meeting, closure of register of members and other matters regarding the AGM, please refer to the Notice of AGM and the circular of the Company dated 5 May 2023.

Chinalco and its associates held an aggregate of 5,474,485,019 Shares in the Company (representing approximately 31.90% of the issued share capital of the Company) as at the Latest Practicable Date (among these Shares, Chinalco directly holds 5,050,376,970 A Shares in the Company, Baotou Aluminum (Group) Co., Ltd. and Chinalco Asset Operation and Management Co., Ltd. (both being a subsidiary of Chinalco) hold 238,377,795 A Shares and 7,140,254 A Shares in the Company, respectively, and Aluminum Corporation of China Overseas Holdings Limited (being a subsidiary of Chinalco) holds 178,590,000 H Shares in the Company) and shall abstain from voting on the resolutions for approving (1) the Daily Continuing Connected Transactions between the Company and Chinalco and the proposed caps thereunder; (2) the entering into of the New Financial Services Agreement between the Company and Chinalco Finance and the proposed caps thereunder; (3) the entering into of the New Finance Lease Cooperation Framework Agreement between the Company and Chinalco Lease and the proposed caps thereunder; and (4) the entering into of the New Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring and the proposed caps thereunder. Saved as disclosed above, to the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the proposed resolutions at the AGM.

V. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 49 to 50 of this supplemental circular, which contains its recommendations to the Independent Shareholders in respect of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the deposit services under the New Financial Services Agreement and the proposed caps thereunder.

Your attention is also drawn to the letters from the Independent Financial Adviser as set out on pages 51 to 90 of this supplemental circular, which contain recommendations of VBG Capital to the Independent Board Committee and the Independent Shareholders in respect of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the deposit services under the New Financial Services Agreement and the proposed caps thereunder.

The Directors (including independent non-executive Directors) consider that (i) the Daily Continuing Connected Transactions with Chinalco and the proposed caps thereunder; and (ii) the transactions under the New Financial Services Agreement and the proposed caps thereunder are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the relevant resolutions contained in the Notice of AGM dated 5 May 2023.

VI. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Ge Xiaolei
Joint Company Secretary

* *For identification purposes only*

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

23 May 2023

To the Independent Shareholders

Dear Sirs or Madams,

CONTINUING CONNECTED TRANSACTIONS:
(i) EXPENDITURE AND REVENUE TRANSACTIONS CONTEMPLATED UNDER THE GENERAL AGREEMENT ON MUTUAL PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES AND THE RESPECTIVE PROPOSED CAPS THEREUNDER;
(ii) EXPENDITURE TRANSACTIONS CONTEMPLATED UNDER THE PROVISION OF ENGINEERING, CONSTRUCTION AND SUPERVISORY SERVICES AND THE PROPOSED CAPS THEREUNDER;
AND
DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTION:
(iii) DEPOSIT SERVICES UNDER THE NEW FINANCIAL SERVICES AGREEMENT AND THE PROPOSED CAPS THEREUNDER

We refer to the supplemental circular of the Company dated 23 May 2023 to the Shareholders of the Company (the "**Supplemental Circular**"), of which this letter forms part (terms defined in the Supplemental Circular shall have the same meanings when used in this letter, unless the context requires otherwise).

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the deposit services under the New Financial Services Agreement and the proposed caps thereunder.

VBG Capital has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letters set out on pages 51 to 90 of the Supplemental Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 48 of the Supplemental Circular and the additional information set out in the appendix to the Supplemental Circular.

Having taken into account the details of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the deposit services under the New Financial Services Agreement and the proposed caps thereunder and having considered the interests of the Company and the Independent Shareholders, as well as the advice of VBG Capital, we consider that (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the deposit services under the New Financial Services Agreement and the proposed caps thereunder are on normal commercial terms or better and in the usual or ordinary course of business of the Group, and are fair and reasonable and in the interest of the Company and Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions to be proposed at the AGM approving (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the deposit services under the New Financial Services Agreement and the proposed caps thereunder.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Mr. Qiu Guanzhou
Mr. Yu Jinsong
Ms. Chan Yuen Sau Kelly
Independent non-executive Directors

* *For identification purpose only*

Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions for the purpose of inclusion in this supplemental circular.

建泉融資有限公司
VBG Capital Limited

21/F., Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

23 May 2023

To: The independent board committee and the independent shareholders of Aluminum Corporation of China Limited

Dear Sirs,

DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the continuing connected transactions as listed below, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 23 May 2023 issued by the Company to the Shareholders (the "**Supplemental Circular**"), of which this letter of advice forms part. Capitalised terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed "Definitions" in the Supplemental Circular unless the context requires otherwise.

The following continuing connected transactions (altogether, the "**Continuing Connected Transactions**"):

(i) the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco;

(ii) the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco; and

(iii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco.

According to the Letter from the Board, the aforesaid Continuing Connected Transactions constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules. The AGM will be convened by the Company to, amongst others, seek approval from the Independent Shareholders in respect of these Continuing Connected Transactions.

The Independent Board Committee comprising Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group; and (iii) how the Independent Shareholders should vote in respect of the respective resolutions to approve the Continuing Connected Transactions at the AGM. We, VBG Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

OUR INDEPENDENCE

As at the Latest Practicable Date, apart from (i) having acted as the independent financial adviser of the Company relating to (a) several continuing connected transactions of the Company of which a supplemental circular dated 6 December 2021 was issued; (b) the grant of restricted A shares to connected participants under the incentive scheme of which a supplemental circular dated 7 March 2022 was issued and (c) two connected acquisitions of the Company of which a supplemental circular dated 14 September 2022 was issued; and (ii) the existing engagement in relation to the deposit services under the New Financial Services Agreement as announced by the Company on 21 March 2023 as well as the Continuing Connected Transactions, we did not have any business relationship with the Company within the past two years. Save for the normal fees payable to us in connection with this appointment, no arrangement exists whereby we shall receive any fees or benefits from the Company and its subsidiaries or the Directors, chief executive or substantial shareholders (as defined in the Hong Kong Listing Rules) of the Company or any of their associates. We consider ourselves independent to form our opinion in respect of the Continuing Connected Transactions.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Continuing Connected Transactions, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Company. We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Company were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the Supplemental Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Company in the Supplemental Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Supplemental Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Supplemental Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Supplemental Circular or the Supplemental Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Supplemental Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs or future prospects of the Group, Chinalco or their respective shareholders, subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Continuing Connected Transactions. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources but we did not conduct any independent investigation into the accuracy and completeness of such information.

Shareholders should note that as the proposed annual caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2025, they do not represent forecasts of revenues or costs to be recorded from the Continuing Connected Transactions. Consequently, we express no opinion as to how closely the actual revenues and costs to be recorded from the Continuing Connected Transactions will correspond with the proposed annual caps.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Continuing Connected Transactions, we have taken into consideration the following principal factors and reasons:

1. BACKGROUND OF THE CONTINUING CONNECTED TRANSACTIONS

Business and financial overview of the Group

The Company is a joint stock limited company incorporated in the PRC, the A Shares and H Shares of which are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite and coal and other resources, production, sales and technology research and development of alumina, primary aluminum, aluminum alloy and carbon products, international trade, logistics business, thermal and new energy power generation, etc.

Set out below is a summary of the key audited consolidated financial information of the Group for the two years ended 31 December 2022 as extracted from the Company's annual report for the year ended 31 December 2022 (the "**2022 Annual Report**"):

	For the year ended 31 December 2022	**For the year ended 31 December 2021**
	RMB'000	*RMB'000*
		(Restated)
Operating revenue	290,987,942	298,885,350
Net profit for the year	10,843,329	11,316,877

As depicted by the above table, the Group's operating revenue for the year ended 31 December 2022 was approximately RMB291.0 billion, which was relatively stable as compared to the prior year. During the same year under review, the Group's net profit also stayed relatively stable at approximately RMB10.8 billion.

As referred to in the 2022 Annual Report, the Group is a leading enterprise in non-ferrous metal industry in China. In terms of comprehensive strength, the Group ranks among the top enterprises in the global aluminum industry. Going forward, the Group is committed to further strengthen mineral exploration and development, increase resource reserves, and improve resource guarantee capacity; accelerate the preliminary research of domestic and overseas alumina projects; focus on green and low carbon, promote green aluminum projects and cultivate competitive advantages; accelerate the development of new energy industry, actively layout wind power photovoltaic projects, and continuously optimize the layout of renewable aluminum; strengthen industrial coordination, and further improve business efficiency and market leadership.

Information on Chinalco

As extracted from the Letter from the Board, Chinalco is a wholly state-owned enterprise incorporated in the PRC and a controlling shareholder (as defined in the Hong Kong Listing Rules) of the Company. Chinalco is primarily engaged in development of mineral resources, smelting and processing of non-ferrous metal, relevant trading and engineering and technical services, etc.

Overview of the aluminum industry

The industrial chain of aluminum begins with bauxite mining, followed by the refining of bauxite to produce alumina. Next, by electrolytic melting of alumina, primary aluminum is produced and it can be further processed into various aluminum materials, aluminum alloys and aluminum powders.

The aluminum industry is an important foundation industry in China, and is closely related to transportation, construction, electric power, machinery manufacturing, aerospace, electronic appliances, packaging and other industries. Aluminum is not only the main industrial metal raw material for the manufacturing industry, but an important supporting material for high-tech development and national defense construction, and is the most widely used non-ferrous metal in the field of bulk commodities. China's aluminum output and consumption rank among the top in the world, and the China aluminum industry is expected to further grow amid the country's continual effort on supply-side structural reform as well as the possible expansion in demand for aluminum leveraging on a number of favourable factors to be discussed in this sub-section.

Alumina

As aforementioned, alumina is mainly used to produce primary aluminum. Since 2018, the average annual output of alumina in China has exceeded 70 million tons, in 2021 the output reached approximately 77.5 million tons, a record high. By the end of 2021, China's total alumina production capacity was approximately 89.5 million tons and its operating capacity was approximately 75.9 million tons. With the booming downstream consumer market, China's alumina production continued to increase in 2022, with an output of approximately 75.3 million tons from January to November 2022, representing an increase of approximately 5.8% year-on-year.

Due to the macroeconomic environment and the weak overseas demand, China's alumina exports remained at a relatively low level in recent years. Nevertheless, the latest statistics show that China's alumina exports from January to November 2022 were approximately 950,000 tons, increasing significantly by approximately 721.6% year-on-year.

Globally, the output and consumption of alumina in 2022 were approximately 137.0 million tons and 136.9 million tons, respectively, representing a year-on-year increase of approximately 2.0% and 2.2%, respectively.

Primary aluminum

Primary aluminum refers to the metal aluminum obtained by electrolytic melting of alumina. The annual output of primary aluminum in China had been over 37 million tons in 2020 and 2021; from January to November 2022, the output was approximately 36.8 million tons, rising further by approximately 3.9% year-on-year. By the end of November 2022, China's total primary aluminum production capacity was approximately 45.3 million tons and its operating capacity was approximately 40.6 million tons. As primary aluminum production is high-energy-consuming, the industry will undergo a more profound industrial structure adjustment and transformation and upgrading following the government's policy objectives on energy conservation and carbon reduction.

Globally, the output and consumption of primary aluminum in 2022 were approximately 69.3 million tons and 70.1 million tons, respectively, representing a year-on-year increase of approximately 2.3% and 1.0%, respectively.

Aluminum products

Primary aluminum can be processed into various aluminum materials, aluminum alloys and aluminum powders, and those aluminum products are widely used in infrastructure, real estate, transportation, aerospace and other fields in the downstream. In recent years, China's annual aluminum output has shown an expanding trend from approximately 45.5 million tons in 2018 to approximately 61.1 million tons in 2021. Production of aluminum products from January to November 2022 was approximately 56.6 million tons.

Due to the macroeconomic environment and the weak overseas demand, China's overall aluminum products exports dropped from approximately 5.7 million tons in 2019 to approximately 4.9 million tons in 2020. Nevertheless, the latest statistics show that China's overall aluminum products exports from January to November 2022 were approximately 6.1 million tons, increasing significantly by approximately 21.3% year-on-year.

Historical price movement of aluminum

The below graph demonstrates the historical movement of the price of aluminum from January 2020 to December 2022:


Price of aluminum (USD/tonne)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jan 2020
Mar 2020
May 2020
Jul 2020
Sep 2020
Nov 2020
Jan 2021
Mar 2021
May 2021
Jul 2021
Sep 2021
Nov 2021
Jan 2022
Mar 2022
May 2022
Jul 2022
Sep 2022
Nov 2022

Source: *London Metal Exchange*

The above graph demonstrates that the price of aluminum has by and large stayed at a relatively high level of above USD2,000 per tonne from January 2020 to December 2022. During the two-year period from April 2020 to March 2022, the aluminum price rose considerably by approximately 133.3% from around USD1,500 per tonne to around USD3,500 per tonne. Despite the plummet after reaching the peak in March 2022, the aluminum price remained at above USD2,000 per tonne. According to the forecast of the International Monetary Fund, the price of aluminum will be around USD2,300 per tonne in 2026 while the World Bank predicted that the aluminum price will be around USD2,400 per tonne in 2035, indicating in general the aluminum price will remain at a relatively high level in the future, at above USD2,000 per tonne.

Future development prospects

- *Policies to accelerate the structural transformation of the aluminum industry*

  Against the backdrop of the dual carbon policy, energy conservation and carbon reduction have become a new requirement for development of the China aluminum industry. In November 2022, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Ecology and Environment jointly issued the "Implementation Plan for Carbon Peaking in the Non-ferrous Metals Industry", proposing that by 2025, the energy-utilization structure of the non-ferrous metals industry will be optimized, and the proportion of recycled metal supply will reach the target of more than 24%. Accordingly, green development will become the main theme of long-term development of the aluminum industry in the future, and green and recycled aluminum will experience a stage of rapid growth.

- *Economic revitalization to drive demand for aluminum*

  Aluminum products are widely used in various fields of the national economy, among which aluminum required for infrastructure and real estate construction accounts for the largest proportion. At present, the Federal Reserves' expectation of slowing down interest rate hikes continues to heat up and various monetary measures continue to take effect globally to pave way for economic revitalization. With these being the case, it is expected that demand for aluminum products for various applications will rise substantially.

- *Renewable new energy as a new driving force*

  In recent years, development of renewable new energy such as wind power and solar power has become a worldwide focus. Emerging fields derived from new energy will thus become a new driving force for future advancement of the aluminum industry. Aluminum products used in the fields of new energy vehicles, photovoltaic power stations and components, 5G base stations and energy storage devices are already of high demand, and new applications such as automotive lightweight and photovoltaic aluminum will lead to even higher demand for primary aluminum. The traditional aluminum industry is also expected to evolve to cater for such enlarging demand in new applications.

  All in all, it is expected that aluminum consumption will continue to boost in the future. Moreover, as there is still a wide gap in aluminum consumption per capita in China as compared to other developed countries, the China aluminum industry enjoys tremendous advancement potential in future.

2. THE GENERAL AGREEMENT ON MUTUAL PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES

Reasons for and possible benefits of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

As advised by the Directors, given the long-term business relationship between the Group and Chinalco, the Directors consider that it is in the Company's interest to renew and continue with the existing continuing connected transactions since the Group can (i) acquire prompt and stable supply of products and services from Chinalco, thus lowering the operating risks and costs and facilitating the Company's routine management on production; and (ii) provide part of the products and services to Chinalco which inure to avoid the risk of market fluctuations.

Since it is in the Company's interest to renew and continue with the existing continuing connected transactions with Chinalco such that the Group can be offered the flexibility to (i) acquire prompt and stable supply of products and services from Chinalco on normal commercial terms; and (ii) provide part of its products and services to Chinalco on normal commercial terms, we concur with the Directors that the entering into of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group.

Principal terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Summarized below are the principal terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

Date of the initial agreement:	5 November 2001
Date of the supplemental agreement:	21 March 2023
Parties:	(1) Chinalco as both provider and recipient (for itself and on behalf of its subsidiaries and associates) (2) The Company as both provider and recipient (for itself and on behalf of its subsidiaries)
Term:	From effective date until 31 December 2025

Nature of transactions:

(a) Supplies and ancillary services provided by Chinalco to the Company:

(i) *Supplies*: carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles, copper, zinc ingot and other relevant or similar supplies and services;

(ii) *Storage and transportation services*: vehicle transportation, loading, railway transportation and other relevant or similar services; and

(iii) *Ancillary production services*: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(b) Supplies and ancillary services provided by the Company to Chinalco:

(i) *Products*: electrolytic aluminum products (aluminum ingots) and alumina products, zinc ingot, slag, coal, pitch and other relevant or similar supplies; and

(ii) *Supporting services and ancillary production services*: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Price determination:

(a) Provision of products and ancillary services by Chinalco to the Company:

(i) *Supplies*: the price is determined with reference to the comparable local market prices, which refer to prices arrived at with reference to those charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions around the time, and shall not be higher than the price charged or quoted by independent third parties.

(ii) *Storage and transportation services*: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise fuel costs, transportation facility fees, relevant labour costs and etc. The reasonable profit (which shall be not more than 5% of such costs) is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant services) of such services provided by Chinalco to the Company, and shall not be higher than the profit margin charged to independent third parties.

(iii) *Ancillary production services*: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees, other indirect costs and etc. The reasonable profit (which shall be not more than 5% of such costs) is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant services) of such services provided by Chinalco to the Company, and shall not be higher than the profit margin charged to independent third parties.

(b) Provision of products and ancillary services by the Company to Chinalco:

(i) *Products*:

- Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange are weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange.

- Electrolytic aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange.

- Other products: the price is determined with reference to the contractual price or the comparable local market price. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products) of such products provided by the Company to Chinalco, and shall not be lower than the profit margin charged to independent third parties.

While the comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions around that time.

(ii) *Supporting services and ancillary production services:*

- Electricity supply: according to the provisions of relevant national laws and regulations, and based on the benchmark electricity price set up by the National Development and Reform Commission, local governments will determine their respective local electricity prices in consideration of their respective actual conditions. The price for electricity supply of the Company is determined with reference to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province on their websites according to the above local electricity prices from time to time.

- Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, fuel costs, transportation facility fees, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) for provision of a series of services including gas, heat, water supply and etc. by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant services) of such services provided by the Company to Chinalco, and shall not be lower than the profit margin charged to independent third parties.

- Other services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions, and shall not be lower than the price charged or quoted by independent third parties.

Separate operative agreements will be entered into under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the relevant parties from time to time, and the prices of the products or services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

Payment term: Payment on delivery (payment shall generally be made (i) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (ii) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favourable than those under comparable transactions between the Company and independent third parties).

For the purpose of assessing the principal terms of the expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, we have randomly selected and obtained samples of (i) the historical invoices/contracts between the Group (as recipient) and other independent third parties (as provider); and (ii) the invoices/contracts between the Group (as recipient) and Chinalco (as provider) under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, for transactions conducted from 2020 to 2022 which were similar in nature to the extent where possible. Upon review and comparison of the said transaction records which we consider to be fair and representative from random selection, we noted that the principal terms such as price determination basis and payment terms offered to the Group by Chinalco were generally in line with those offered by the independent third party providers, and the price offered to the Group by Chinalco was no less favourable.

For the purpose of assessing the principal terms of the revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, we have randomly selected and obtained samples of (i) the historical invoices/contracts between the Group (as provider) and other independent third parties (as recipient); and (ii) the invoices/contracts between the Group (as provider) and Chinalco (as recipient) under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, for transactions conducted from 2020 to 2022 which were similar in nature to the extent where possible. Upon review and

comparison of the said transaction records which we consider to be fair and representative from random selection, we noted that the principal terms such as price determination basis and payment terms offered by the Group to Chinalco were generally in line with those offered to the independent third party recipients, and the price offered by the Group to Chinalco was no more favourable.

Moreover, it is noted that prices of the products and services pursuant to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are mainly determined with reference to the relevant market prices. For certain non-core products and ancillary services, prices are determined by the cost-plus approach, under which a profit margin of not more than 5% is added on to the costs. To assess the fairness and reasonableness of the 5% profit margin, we have taken into account: (i) the products and services that the cost-plus approach is applicable are mainly the non-core products and ancillary services which represent only a small portion of the transactions; (ii) such profit margin is comparable to the market profit margin of relevant services or products; and (iii) the same profit margin is equally applied on products and services provided by Chinalco to the Group (and vice versa). Hence, the 5% profit margin is considered to be acceptable.

With the above being the case, we are of the view that the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual caps

The below table illustrates (i) the actual historical amounts of the expenditure transactions and revenue transactions; and (ii) the proposed annual caps for the expenditure transactions and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

	Actual historical amounts			**The proposed annual caps**		
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
	RMB million	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Total expenditure transactions	7,243	6,578	10,954	22,400	22,900	24,200
Total revenue transactions	15,091	21,684	36,120	64,300	65,700	71,500

As we noted from the above table, the actual amount of the expenditure transactions jumped robustly by approximately 66.5% from approximately RMB6.6 billion in 2021 to approximately RMB11.0 billion in 2022. On the other hand, the actual amount of the revenue transactions jumped significantly from approximately RMB15.1 billion in 2020 to approximately RMB21.7 billion in 2021, and further to approximately RMB36.1 billion in 2022, representing a cumulative expansion of approximately 139.3%.

As represented by the Directors, the jump in the actual amounts of the expenditure transactions and revenue transactions was mainly due to (i) the increase of price in the procurement and provision of products and services between Chinalco and the Group; (ii) after completion of acquisition of equity interest in Yunnan Aluminum in 2022 and Yunnan Aluminum became a subsidiary of the Company, the procurement and provision of products and services by Yunnan Aluminum to Chinalco constitute continuing connected transactions for the Company; and (iii) as disclosed in the Company's announcement in 2022, Baotou Communications Group transferred 50% equity interest in Inner Mongolia Huayun to Chinalco, Inner Mongolia Huayun and Yunnan Aluminum are 30%-controlled companies of Chinalco under the Hong Kong Listing Rules, and thus the procurement and provision of product and services by the Group to Inner Mongolia Huayun and Yunnan Aluminum constitute continuing connected transactions for the Company.

As illustrated under the sub-section headed "Overview of the aluminum industry" of this letter of advice, the China aluminum industry has gradually recovered after the downturn in 2020, and the price of aluminum has stayed at a relatively high level. Aluminum is not only the main industrial metal raw material for the manufacturing industry, but an important supporting material for high-tech development and national defense construction, and is the most widely used non-ferrous metal in the field of bulk commodities. China's aluminum output and consumption rank among the top in the world, and the China aluminum industry is expected to further grow amid the country's continual effort on supply-side structural reform as well as the possible further expansion in demand for aluminum leveraging on a number of favourable factors. All in all, it is expected that aluminum consumption will continue to boost in the future. Moreover, as there is still a wide gap in aluminum consumption per capita in China as compared to other developed countries, the China aluminum industry enjoys tremendous advancement potential in future.

With regard to the operations and prospects of the Group, we understand from our discussion with the Directors and study of the 2022 Annual Report that committed to the development objective of building a world class aluminum company with global competitiveness, the Company pursues both internal high-quality growth of substance and external development, takes deepening reform, innovation-driven, green and low-carbon as its key source of momentum. It also focuses on prioritizing acquisition of bauxite resources, vigorously upgrading the green level of aluminum smelting, accelerating the development of fine alumina and high-purity aluminum-based new materials, scientific and technological research and development, industrial upgrading, overseas development, capital operation and collaborative operation. During 2022, the Company obtained two new bauxite exploration rights; the Guangxi Jiaomei Bauxite Mine with an annual capacity of 2 million tonnes of bauxite was completed and put into operation; the Ningdong 250MW photovoltaic project was completed and partially connected to the grid; and the secondary aluminum ash with collaboration of alumina production line as well as the overhaul slag and carbon slag production line commenced operation. As will be elaborated in the sub-section headed "The Provision of Engineering, Construction and Supervisory Services Agreement – The proposed annual caps" of this letter of advice, the Company will also carry out various Major Projects under the 14th Five-year Plan.

In light of:

(i) the massive scale and positive outlook of China aluminum industry as revealed by our independent research;

(ii) the dominant position of the Group within the aluminum industry and its competitive advantage of possessing a complete industrial chain with the integration of bauxite, energy, alumina, primary aluminum and aluminum alloy products production, technology research and development and logistics industries;

(iii) the Group's successful advancement and reform in recent years which shall further enhance its production efficiency and competitiveness in the market;

(iv) as previously announced by the Company in 2022, the Group completed the acquisition of 19% equity interest in Yunnan Aluminum and Yunnan Aluminum became a subsidiary of the Company, the procurement and provision of products and services by Yunnan Aluminum to Chinalco constitute continuing connected transactions for the Company and will continue to be governed by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. As also disclosed in the Company's announcement in 2022, Baotou Communications Group transferred 50% equity interest in Inner Mongolia Huayun to Chinalco, Inner Mongolia Huayun and Yunnan Aluminum are 30%-controlled companies of Chinalco under the Hong Kong Listing Rules, the procurement and provision of products and services by the Group to Yunnan Aluminum and Inner Mongolia Huayun constitute continuing connected transactions for the Company and will continue to be governed by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. As a result, the proposed annual caps for the expenditure transactions and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services have to be significantly increased. Upon our further enquiry with the Directors, around 37% and 19% of the proposed annual caps for the expenditure transactions and revenue transactions, respectively, are contributed by the aforesaid group restructuring.

(v) the ongoing and newly-built projects of the Group as well as Major Projects proposed to be constructed which are expected to increase the Group's demand for aluminum related products and/or services from Chinalco in the next few years and thus the expenditure transactions of the Group;

(vi) according to the Directors, the amount of aluminum ingots to be provided to Chinalco by the Group is expected to further increase under the strategic development plan; at the same time, the amount of raw and auxiliary materials to be provided to Chinalco by the Group is expected to increase as it is the plan of the Group to further expand centralized procurement of raw and auxiliary materials; lastly, the provision of logistics services to Chinalco by the Group is also expected to increase in accordance with Chinalco's logistics arrangement;

(vii) the effect of group restructuring as highlighted in point (iv) above together with the specific demand side triggering factors as highlighted in points (v) and (vi) above are the main reasons for the substantial increase in the proposed annual caps for the expenditure transactions and the revenue transactions from 2023 to 2025. On top of those, the Directors also expect that prices of aluminum products would remain at a high level and it is necessary to reserve a buffer of approximately 13% and 15% for the expenditure transactions and the revenue transactions, respectively, in order to cope with the possible future trading fluctuations. Such price forecast and buffer are reasonable as according to our independent research as presented under the sub-section headed "Overview of the aluminum industry" of this letter of advice, during the two-year period from April 2020 to March 2022, the aluminum price rose considerably by approximately 133.3%, also the World Bank and the International Monetary Fund predicted that the general price of aluminum products will remain relatively high in the future;

(viii) the proposed annual caps for the expenditure transactions represent a reasonable increment based on the expansion of the actual expenditure transaction amounts from 2021 to 2022 of approximately 66.5%, and the maximum proposed annual cap of RMB24.2 billion for the expenditure transactions accounts for only approximately 9.3% of the Group's operating cost of sales of approximately RMB259.7 billion for the year ended 31 December 2022; and

(ix) the proposed annual caps for the revenue transactions represent a reasonable increment based on the cumulative expansion of the actual revenue transaction amounts from 2020 to 2022 of approximately 139.4%, and such revenue transactions would provide the Group with a relatively stable source of revenue under terms which are fair and reasonable,

we consider that the proposed annual caps for the transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are fair and reasonable so far as the Independent Shareholders are concerned.

3. THE PROVISION OF ENGINEERING, CONSTRUCTION AND SUPERVISORY SERVICES AGREEMENT

Reasons for and possible benefits of the Provision of Engineering, Construction and Supervisory Services Agreement

As advised by the Directors, given the long-term business relationship between the Group and Chinalco, the Directors consider that it is in the Company's interest to renew and continue with the existing continuing connected transactions as the Group can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, which is beneficial for project development and construction and business development of the Group.

Since it is in the Company's interest to renew and continue with the existing continuing connected transactions with Chinalco such that the Group can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, we concur with the Directors that the entering into of the Provision of Engineering, Construction and Supervisory Services Agreement is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group.

Principal terms of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement

Summarized below are the principal terms of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement:

Date of the initial agreement: 5 November 2001

Date of the supplemental agreement: 21 March 2023

Parties:

(1) Chinalco as provider (for itself and on behalf of its subsidiaries and associates)

(2) The Company as recipient (for itself and on behalf of its subsidiaries)

Term: From effective date until 31 December 2025

Nature of transactions: Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations.

Price determination: *Engineering design*: the price is determined by comparable local market prices or through public bidding on a case by case basis. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions. Price determination through public bidding refers to the prices determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Construction and supervisory services: the price is determined through public bidding. In such case, the prices will be determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Other relevant services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.

The base price referenced in pricing for engineering design, construction and supervisory services is generally determined by the professionals or agencies as organized or entrusted by the bidding unit. The base price is arrived at by adding other fees incurred directly or indirectly, on-the-spot expenditures, estimated profits (with reference to the workload of the project and the profit of projects with similar size) and taxes under prescribed procedures to the sum of costs for labour, materials and machinery utilization based on the engineering quantity (or workload of design and supervisory services) of the construction project. Separate operative agreements will be entered into under the Provision of Engineering, Construction and Supervisory Services Agreement by the relevant parties from time to time, and the price of the services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

Payment term: Payment shall generally be made (i) as to 10% to 20% of the contract price before the provision of the relevant services, up to a maximum of 70% of the contract price during the provision of the relevant services and as to the remaining 10% to 20% of the contract price upon successful provision of the relevant services; (ii) in accordance with the prevailing market practice; or (iii) in accordance with the arrangement to be agreed by the parties. The relevant payment term shall be no less favourable than those under the comparable transactions between the Company and independent third parties.

For our due diligence purpose, we have randomly requested and obtained samples of (i) the historical invoices/contracts between the Group (as recipient) and independent third parties (as provider); and (ii) the invoices/contracts between the Group (as recipient) and Chinalco (as provider) under the Provision of Engineering, Construction and Supervisory Services Agreement, for transactions conducted from 2020 to 2022 which were similar in nature to the extent where possible. Upon comparison of the aforesaid invoices/contracts which we consider to be fair and representative from random selection, we noted that the principal terms such as price determination basis and payment terms offered to the Group by Chinalco are generally in line with those offered by the independent third party providers. Furthermore, as the prices of the engineering design and construction and supervisory services are mainly set with reference to the relevant market prices or by bidding in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located, we have further requested the Company to provide us with documents in relation to such public bidding and tender procedure.

Upon review of the same, we noted that in accordance with the public bidding and tender procedure, different bidders shall compete on equal ground based on several key selection criteria, for example, qualification and experience and the bidding price.

With the above being the case, we are of the view that the terms of the Provision of Engineering, Construction and Supervisory Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual caps

The below table illustrates (i) the actual historical amounts of the expenditure transactions; and (ii) the proposed annual caps for the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement:

	Actual historical amounts			The proposed annual caps		
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
	RMB million	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Total expenditure transactions	1,755	735	544	6,300	6,100	6,000

As we noted from the above table, the actual amount of the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement witnessed an overall diminishing trend. Upon our enquiry with the Directors, we understand that such decline was mainly due to the following factors: (1) the characteristic of concentration of the Company's capital expenditure, project investment and construction period; (2) as an adjustment to energy consumption in the context of the national "dual carbon" policy, in the past two years, the Company has been actively engaged in energy conservation and carbon emission reduction, therefore the Group's investment on fixed asset projects has reduced in the past two years with only around RMB2.5 billion worth of fixed asset projects completed in 2021 and 2022; and (3) considering the characteristics of projects, the projects for the period from 2020 to 2022 were not constructed on a turnkey basis, and equipment, main materials, consulting services, survey services, and construction services were provided by different entities.

With reference to the past annual reports of the Company, we noted that the Group's project investment expenditures (excluding equity investment), which mainly consisted of investments in construction of transformation and upgrading projects, energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development, amounted to approximately RMB7.0 billion, RMB4.7 billion and RMB4.8 billion in 2020, 2021 and 2022, respectively, indicating an overall reduction in the Group's project investment expenditures in the past two years.

To assess the fairness and reasonableness of the proposed annual caps, we have requested the Company to provide us with information regarding the future development plan of the Group's major mine, alumina and alloy projects together with its other upgrading, transformation and regular projects which are proposed to be constructed in the coming three years (the "**Major Projects**"). As further advised by the Directors, under the 14th Five-year Plan, it is expected that there will be a distinctive expansion in the Group's fixed asset investment in the coming future. From the future development plan provided by the Group, we noted that there are over 50 Major Projects including key aluminum oxide and electrolytic aluminum construction projects, overseas and port projects, energy conservation and carbon reduction renovation projects and new energy projects. At present, the total planned investment amounts of the said Major Projects in the coming few years are estimated to be nearly RMB30 billion (of which the expected investment of the several key projects may sum up to RMB25 billion). Besides, Chinalco has proposed to strengthen the coordinated development of engineering construction projects within the group, and the initial step is to encourage its strategic unit of engineering construction to undertake the Group's construction projects in EPC general contracting mode under the conditions that it has the same competitive strength or is more favorable than the other engineering construction units in the market. As a result of the combining effect of the aforesaid, the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement will significantly increase in the coming few years.

In view of:

(i) the massive scale and positive outlook of the PRC's aluminum industry as revealed by our independent research;

(ii) we have requested the Company to provide us with information regarding the future development plan of the Major Projects, i.e. the Group's major mine, alumina and alloy projects together with its other upgrading, transformation and regular projects which are proposed to be constructed in the coming three years, and have studied the same. We noted that the proposed annual caps for the expenditure transactions were estimated based on the future development plan of the Group and the expected development schedule and budgeted capital investment for those Major Projects; and

(iii) as represented by the Directors, the reduction in the actual amount of the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement from 2020 to 2022 is exceptional given the Group's then business requirement and strategy. Given the potential development of the Group under the 14th Five-year Plan and the new development initiative of Chinalco, it is expected that there will be a distinctive expansion (less than RMB5 billion in 2021 and 2022 versus nearly RMB30 billion in the coming few years) in the Group's fixed asset investment in the coming future and hence, the actual amount of the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement from 2020 to 2022 shall not be valid reference for the proposed annual caps,

we consider that the proposed annual caps for the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

4. INTERNAL CONTROL AND COMPLIANCE WITH THE HONG KONG LISTING RULES

As referred to in the Letter from the Board, the Group has adopted a series of internal control measures to supervise the Continuing Connected Transactions.

In addition, the Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 and 14A.55 of the Hong Kong Listing Rules pursuant to which (i) the total amounts of the Continuing Connected Transactions must be restricted by the respective proposed annual caps for the three years ending 31 December 2025; (ii) the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement (together with the respective proposed annual caps) must be reviewed by the independent non-executive Directors annually; and (iii) details of independent non-executive Directors' annual review on the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement (together with the respective proposed annual caps) must be included in the Company's subsequent published annual reports and financial accounts. As also stipulated under Rule 14A.56 of the Hong Kong Listing Rules, auditors of the Company must provide annually a letter to the Board confirming, among other things, that the Continuing Connected Transactions are carried out in accordance with the terms under relevant agreements and the pricing policies of the Company in all material respects, and the proposed annual caps are not being exceeded. In the event that the total amounts of the Continuing Connected Transactions exceed the respective proposed annual caps, or that there is any material amendment to the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement, the Company, as confirmed by the Directors, shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

For our due diligence purpose, we have requested and obtained the following documents relating to, amongst others, the Continuing Connected Transactions: (i) the annual work report of the audit committee of the Company; (ii) the annual work report of the Company's board of supervisors; (iii) the annual review opinion from the independent non-executive Directors; and (iv) the annual confirmation letter from the auditors of the Company. Based on the aforesaid reports/confirmation letter, we noted that following the internal control measures of the Group, the Continuing Connected Transactions have been subject to regular supervision by the Company's supervisors and the independent non-executive Directors as well as the external auditors of the Company.

With the internal control measures of the Group as well as the stipulated requirements for continuing connected transaction of the Hong Kong Listing Rules in place, the Continuing Connected Transactions will be monitored and hence the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the respective resolutions to be proposed at the AGM to approve the Continuing Connected Transactions and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully,
For and on behalf of
VBG Capital Limited
Doris Sing
Managing Director

Ms. Doris Sing is a licensed person and responsible officer of VBG Capital Limited registered with the Securities and Futures Commission to carry on Type 6 (advising on corporate finance) regulated activity under the SFO and has over 18 years of experience in corporate finance.

Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the deposit services under the New Financial Services Agreement for the purpose of inclusion in this supplemental circular.

建泉融資有限公司
VBG Capital Limited

21/F., Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

23 May 2023

To: The independent board committee and the independent shareholders of Aluminum Corporation of China Limited

Dear Sirs,

DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTION FOR ENTERING INTO THE NEW FINANCIAL SERVICES AGREEMENT WITH CHINALCO FINANCE

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the deposit services under the New Financial Services Agreement, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 23 May 2023 issued by the Company to the Shareholders (the "**Supplemental Circular**"), of which this letter of advice forms part. Capitalised terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed "Definitions" in the Supplemental Circular unless the context requires otherwise.

The Company entered into the Existing Financial Services Agreement to regulate the provision of financial services by Chinalco Finance to the Group on 27 August 2020. In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, the Company entered into the New Financial Services Agreement with Chinalco Finance on 21 March 2023 to replace the Existing Financial Services Agreement.

According to the Letter from the Board, the deposit services under the New Financial Services Agreement constitutes discloseable transaction for the Company under Chapter 14 of the Hong Kong Listing Rules and non-exempt continuing connected transaction for the Company under Chapter 14A of the Hong Kong Listing Rules, and is subject to the reporting, announcement and independent shareholders' approval requirements.

The Independent Board Committee comprising Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the deposit services under the New Financial Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the entering into of the New Financial Services Agreement is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group; and (iii) how the Independent Shareholders should vote in respect of the resolution to approve the New Financial Services Agreement at the AGM. We, VBG Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

OUR INDEPENDENCE

As at the Latest Practicable Date, apart from (i) having acted as the independent financial adviser of the Company relating to (a) several continuing connected transactions of the Company of which a supplemental circular dated 6 December 2021 was issued; (b) the grant of restricted A shares to connected participants under the incentive scheme of which a supplemental circular dated 7 March 2022 was issued and (c) two connected acquisitions of the Company of which a supplemental circular dated 14 September 2022 was issued; and (ii) the existing engagement in relation to the daily continuing connected transactions with Chinalco of the Company as announced by the Company on 21 March 2023 as well as the deposit services under the New Financial Services Agreement with Chinalco Finance, we did not have any business relationship with the Company within the past two years. Save for the normal fees payable to us in connection with this appointment, no arrangement exists whereby we shall receive any fees or benefits from the Company and its subsidiaries or the Directors, chief executive or substantial shareholders (as defined in the Hong Kong Listing Rules) of the Company or any of their associates. We consider ourselves independent to form our opinion in respect of the deposit services under the New Financial Services Agreement.

BASIS OF OUR OPINION

In formulating our opinion with regard to the deposit services under the New Financial Services Agreement, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Company. We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Company were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the Supplemental Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Company in the Supplemental Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Supplemental Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Supplemental Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Supplemental Circular or the Supplemental Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Supplemental Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs or future prospects of the Group, Chinalco, Chinalco Finance or their respective shareholders, subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the deposit services under the New Financial Services Agreement. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Shareholders should note that as the proposed cap for the deposit services under the New Financial Services Agreement is relating to future events and was estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2025, it does not represent forecasts of revenues or costs to be recorded from the deposit services under the New Financial Services Agreement. Consequently, we express no opinion as to how closely the actual revenues and costs to be recorded under the deposit services under the New Financial Services Agreement will correspond with the proposed cap.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources but we did not conduct any independent investigation into the accuracy and completeness of such information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the deposit services under the New Financial Services Agreement, we have taken into consideration the following principal factors and reasons:

1. Background of and reasons for the New Financial Services Agreement

Business and financial overview of the Group

The Company is a joint stock limited company incorporated in the PRC, the A Shares and H Shares of which are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite and coal and other resources, production, sales and technology research and development of alumina, primary aluminum, aluminum alloy and carbon products, international trade, logistics business, thermal and new energy power generation, etc.

Set out below is a summary of the key audited consolidated financial information of the Group for the two years ended 31 December 2022 as extracted from the Company's annual report for the year ended 31 December 2022 (the "**2022 Annual Report**"):

	For the year ended 31 December 2022 *RMB'000*	**For the year ended 31 December 2021** *RMB'000* (Restated)
Operating revenue	290,987,942	298,885,350
Net profit for the year	10,843,329	11,316,877

As depicted by the above table, the Group's operating revenue for the year ended 31 December 2022 was approximately RMB291.0 billion, which was relatively stable as compared to the prior year. During the same year under review, the Group's net profit also stayed relatively stable at approximately RMB10.8 billion.

As referred to in the 2022 Annual Report, the Group is a leading enterprise in non-ferrous metal industry in the PRC. In terms of comprehensive strength, the Group ranks among the top enterprises in the global aluminum industry., Going forward, the Group is committed to further strengthen mineral exploration and development, increase resource reserves, and improve resource guarantee capacity; accelerate the preliminary research of domestic and overseas alumina projects; focus on green and low carbon, promote green aluminum projects and cultivate competitive advantages; accelerate the development of new energy industry, actively layout wind power photovoltaic

projects, and continuously optimize the layout of renewable aluminum; strengthen industrial coordination, and further improve business efficiency and market leadership.

Information on Chinalco Finance

With reference to the Letter from the Board, Chinalco Finance is a limited liability company incorporated in the PRC and a subsidiary of Chinalco. Its business scope includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of intra-group entrusted loans and entrusted investment to member companies (investments in fixed-income and marketable securities only); provision of bills acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of loans and financial leasing to member companies; provision of counterpart loans; underwriting of corporate bonds for member companies; investment in marketable securities (other than stock investment); and buyer's credit for the products of member companies.

Financial information of Chinalco Finance

Set out below is a summary of the key audited financial information of Chinalco Finance for the two years ended 31 December 2022 based on its 2022 audited financial statements:

	For the year ended 31 December 2022 *RMB'000*	**For the year ended 31 December 2021** *RMB'000*
Operating revenue	684,173	621,362
Net profit for the year	498,496	294,701
	As at 31 December 2022 *RMB'000*	**As at 31 December 2021** *RMB'000*
Net asset value	5,902,844	5,611,195

As depicted by the above table, Chinalco Finance recorded substantial operating revenue and net profit of approximately RMB684.2 million and RMB498.5 million, respectively, for the year ended 31 December 2022, both represented a significant jump as compared to the prior year. As at 31 December 2022, the net asset value of Chinalco Finance also expanded from approximately RMB5,611.2 million as at 31 December 2021 to approximately RMB5,902.8 million.

Regulatory environment of Chinalco Finance

Based on our independent research, we noted that as a licensed financial institution and group finance company in the PRC, Chinalco Finance is subject to stringent regulations and is regulated by PBOC and CBIRC. CBIRC's supervision includes regular examination of the audited financial statements and other relevant materials required to be filed by group finance companies as well as on-site inspections and interviews with the senior management of group finance companies. To ensure compliance with the relevant laws and regulations, CBIRC is entitled to issue corrective and/or disciplinary orders and to impose penalties and/or fines on group finance companies. Moreover, in accordance with the relevant requirements under the Measures for Administration of Finance Companies of Enterprise Groups promulgated by CBIRC, group finance companies:

(a) are not allowed to engage in non-financial services business, including property investment or trading;

(b) must comply with the following ratio requirements: (i) the capital adequacy ratio shall not be lower than 10%; (ii) the inter-bank borrowing balance shall not exceed the total registered capital of the relevant finance company; (iii) the total amount of outstanding guarantees shall not exceed the total registered capital of the relevant finance company; (iv) the ratio of total amount of investment to total registered capital shall not exceed 70%; and (v) the ratio of self-owned fixed assets to total registered capital shall not exceed 20%; and

(c) are required to deposit with PBOC a mandatory proportion of 7% of the RMB deposits they have received.

As confirmed by the Directors, to their best knowledge, up to the Latest Practicable Date, there had been no record of non-compliance with relevant laws, rules and regulations of the PRC in relation to Chinalco Finance.

Risk profile of Chinalco Finance

In assessing the possible credit risk involved in placing deposits with Chinalco Finance, we have taken into consideration that:

(a) as presented above, the operation of Chinalco Finance is subject to stringent supervision of PBOC and CBIRC and is regulated by the relevant PRC financial regulations and rules;

(b) as presented under the paragraph headed "Financial information of Chinalco Finance" of this letter of advice, Chinalco Finance has a sound financial position with operating revenue and net profit of approximately RMB684.2 million and RMB498.5 million for the year ended 31 December 2022, respectively, and net asset value of approximately RMB5,902.8 million as at 31 December 2022;

(c) as confirmed by the Directors, to their best knowledge, up to the Latest Practicable Date, there had been no record of non-compliance with relevant laws, rules and regulations of the PRC in relation to Chinalco Finance; and

(d) pursuant to the New Financial Services Agreement, if Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the New Financial Services Agreement and offset the loans due to Chinalco Finance by the Group with such deposits payable by Chinalco Finance in accordance with the PRC laws and regulations.

Taking into consideration the above, we concur with the Directors that the possible credit risk involved in placing deposits with Chinalco Finance is manageable.

Reasons for and possible benefits of the New Financial Services Agreement

As advised by the Directors, the reasons for the Company to enter into the New Financial Services Agreement with Chinalco Finance are as follows:

1. The settlement services through Chinalco Finance will strengthen the Company's centralized management of its subsidiaries' funds and reduce the capital transmission time, and the Company may take full advantage of the favourable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial to reducing the amount of funds kept by the Group, thereby releasing more funds for turnover.

2. The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans of Chinalco Finance in compliance with the limits for such loans. Such arrangements will resolve the capital requirements of certain subsidiaries of the Company and enable the Company to centralize its management of the Group's credit limits and loan targets through Chinalco Finance.

3. The interest rate for the deposits of the Group with Chinalco Finance is generally superior to the interest rate for the same type of deposit announced by PBOC for the same period and the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial to improving the level of the Company's capital gains.

4. Chinalco Finance has strong anti-risk capability with the background support from Chinalco. The funds deposited with Chinalco Finance by the Company can effectively avoid the complex and volatile environment of the financial market, which can guarantee capital safety.

5. In accordance with the New Financial Services Agreement, Chinalco Finance will provide comprehensive credit services, loan services, bill acceptance services and other financing services, bills discounting services, guarantee services whose interest rate shall be equivalent to or lower than the interest rate for the same type of loans provided by the major commercial banks in the PRC for the same period, and no security is to be granted by the Company over its assets, enabling the lending procedures to be easier and more efficient than those provided by the commercial banks.

6. Chinalco Finance can serve as the Company's funds centralized management platform to balance funds. The arrangement of entrusted loans for the Company's subsidiaries through Chinalco Finance may replace the high-rate loans of the Company's subsidiaries from external financial institutions, reducing the Group's overall financial expenses.

7. Chinalco Finance is regulated by PBOC and CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities.

In light of that the transactions contemplated under the New Financial Services Agreement will facilitate the Group to optimize its financial management, increase the efficiency of fund utilization, and reduce the cost and risk of financing, we concur with the Directors that the entering into of the New Financial Services Agreement is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group.

2. Principal terms of the New Financial Services Agreement

Summarised below are the principal terms of the New Financial Services Agreement dated 21 March 2023:

Parties:	(1)	The Company as recipient (for itself and on behalf of its subsidiaries); and
	(2)	Chinalco Finance as provider
Term:		From effective date until 31 December 2025
Nature of the deposit services:	(a)	The interest rate for the deposits of the Group with Chinalco Finance shall be within the upper limit of the interest rate for the same type of deposit announced by PBOC for the same period, and in principle, not lower than the interest rate for the same type of deposit offered by major commercial banks in the PRC for the same period. The Company will obtain at least four quotations from the independent commercial banks, including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Bank of Communications.

(b) In respect of deposit services, Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group at any time. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the New Financial Services Agreement and offset the loans due to Chinalco Finance by the Group with such deposits payable by Chinalco Finance according to the PRC laws and regulations.

As aforementioned, the interest rate for the deposits of the Group with Chinalco Finance shall be (i) within the upper limit of the interest rate for the same type of deposit announced by PBOC for the same period; and (ii) not lower than the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period. In this relation, we have compared the deposit rates offered by other major commercial banks in the PRC and Chinalco Finance, as well as the interest rate announced by PBOC around the same period, and noted that the deposit rates offered by Chinalco Finance were not lower than those offered by other major commercial banks in the PRC, as well as the interest rate announced by PBOC.

In respect of deposit services, Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group at any time. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the New Financial Services Agreement and offset the loans due to Chinalco Finance by the Group with such deposits payable by Chinalco Finance in accordance with the PRC laws and regulations. We consider that such provision could provide additional protection to the Group by reducing the possible credit risk involved in placing deposits with Chinalco Finance.

In addition, we noted that pursuant to the New Financial Services Agreement, the Group and Chinalco Finance shall cooperate on a non-exclusive basis. Such provision could also provide flexibility for the Group to select other financial institutions for financial services at its discretion judging from its own circumstances.

In view of the above, we are of the view that the terms of the deposit services under the New Financial Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

3. The proposed cap

The Company proposes to set the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance as RMB17 billion (the "**Maximum Deposit Balance**") during the term of the New Financial Services Agreement.

Regarding the aforesaid proposed cap, we have considered the following factors:

(a) during the three years from 2020 to 2022, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance was approximately RMB8.9 billion, RMB7.8 billion and RMB12.0 billion, respectively, indicating that the Group has constant substantial demand for the deposit services provided by Chinalco Finance;

(b) the highest historical utilization rate for the cap of maximum daily balance of deposits (including accrued interest) under the Existing Financial Services Agreement has reached nearly 100%;

(c) as previously announced by the Company in 2022, the Group completed the acquisition of 19% equity interest in Yunnan Aluminum and 100% equity interest in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of deposit services by Chinalco Finance to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transaction for the Company and will be governed by the New Financial Services Agreement. As a result, the proposed cap for the deposit services under the New Financial Services Agreement has to be significantly increased;

(d) pursuant to the New Financial Services Agreement, the Group can select other financial institutions for financial services at its discretion. In addition, the interest rate for the deposits of the Group with Chinalco Finance shall be (i) within the upper limit of the interest rate for the same type of deposit announced by PBOC for the same period; and (ii) not lower than the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period. The aforesaid arrangement can on one hand provides the Group with flexibility in selecting financial institutions for deposit services, and on the other hand allowing the Group to capture higher interest earnings from its idle cash; and

(e) as represented by the Directors, the Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans subject to compliance with the limits for such loans. Such arrangements will resolve the liquidity requirements of individual subsidiaries of the Company and enable the Company to centralize its management of the Group's credit limits and loan targets and accelerate the turnover of funds through Chinalco Finance, thereby increasing the efficiency of fund utilization.

Based on the foregoing factors, we are of the opinion that the proposed cap for the deposit services under the New Financial Services Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

4. Internal control and compliance with the Listing Rules

As detailed to in the Letter from the Board, the Group has adopted various internal control measures to supervise its continuing connected transactions.

Furthermore, the Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 and 14A.55 of the Hong Kong Listing Rules pursuant to which (i) the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance must be restricted by the Maximum Deposit Balance during the term of the New Financial Services Agreement; (ii) the terms of the New Financial Services Agreement (together with the proposed cap) must be reviewed by the independent non-executive Directors annually; and (iii) details of independent non-executive Directors' annual review on the terms of the New Financial Services Agreement (together with the proposed cap) must be included in the Company's subsequent published annual reports and financial accounts. As also stipulated under Rule 14A.56 of the Hong Kong Listing Rules, auditors of the Company must provide annually a letter to the Board confirming, among other things, that the deposit services under the New Financial Services Agreement are carried out in accordance with the terms under relevant agreements and the pricing policies of the Company in all material respects, and the Maximum Deposit Balance is not being exceeded. In the event that the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance exceed the Maximum Deposit Balance, or that there is any material amendment to the terms of the New Financial Services Agreement (together with the proposed cap), the Company, as confirmed by the Directors, shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

For our due diligence purpose, we have requested and obtained the following documents relating to, amongst others, continuing connected transactions: (i) the annual work report of the audit committee of the Company; (ii) the annual work report of the Company's board of supervisors; (iii) the annual review opinion from the independent non-executive Directors; and (iv) the annual confirmation letter from the auditors of the Company. Based on the aforesaid reports/confirmation letter, we noted that following the internal control measures of the Group, the continuing connected transactions of the Group have been subject to regular supervision by the Company's board of supervisors and independent non-executive Directors, as well as the external auditors of the Company.

With the internal control measures of the Group as well as the stipulated requirements for continuing connected transaction of the Hong Kong Listing Rules in place, the deposit services under the New Financial Services Agreement will be monitored and hence the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the deposit services under the New Financial Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the entering into of the New Financial Services Agreement is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM to approve the deposit services under the New Financial Services Agreement and we recommend the Independent Shareholders to vote in favour of the resolution in this regard.

Yours faithfully,
For and on behalf of
VBG Capital Limited
Doris Sing
Managing Director

Ms. Doris Sing is a licensed person and responsible officer of VBG Capital Limited registered with the Securities and Futures Commission to carry on Type 6 (advising on corporate finance) regulated activity under the SFO and has over 18 years of experience in corporate finance.

1. RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures

Name	Position in the Company	Nature of interests	Number of A Shares held in the Company	Percentage in total issued A shares of the Company
Zhu Runzhou	Executive Director and President	Beneficial owner	270,000	0.0016%
Ou Xiaowu	Executive Director	Beneficial owner	250,000	0.0015%
Jiang Tao	Executive Director and Vice President	Beneficial owner	230,000	0.0013%
		Spouse's interests[Note]	4,000	0.00002%
Xu Shuxiang	Supervisor	Beneficial owner	4,000	0.00002%
Total	/	/	758,000	0.0044%

Note: Ms. Shi Biqiong, the spouse of Mr. Jiang Tao, directly held 4,000 A shares of the Company. Pursuant to the SFO, Mr. Jiang Tao is deemed to be interested in the 4,000 A shares of the Company held by Ms. Shi Biqiong.

Saved as disclosed above, as at the Latest Practicable Date, none of the Directors, the Supervisors or the chief executive of the Company or their respective associates had any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Liu Jianping and Mr. Zhang Jilong, being the Directors of the Company, concurrently hold positions in Chinalco. Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Supervisors or the chief executive the Company or their respective associates concurrently served as a director or an employee of other company which had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial Shareholders' and Other Persons' Interests and Short Positions in the Shares and Underlying Shares

As at the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Supervisors and the chief executive of the Company) had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial Shareholder of the Company:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share
Chinalco	A Shares	5,295,895,019(L)[Note 1]	Beneficial owner/ Interests of controlled corporation	40.07%(L)	30.89%(L)
	H Shares	178,590,000(L)[Note 1]	Interests of controlled corporation	4.53%(L)	1.04%(L)
AllianceBernstein L.P.	H Shares	353,779,304(L)[Note 2]	Interests of controlled corporation and investment manager	8.97%(L)	2.06%(L)
BlackRock, Inc.	H Shares	198,738,718(L)[Note 3]	Interests of controlled corporation	5.04%(L)	1.16%(L)

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share
		9,990,000(S)[Note 3]	Interests of controlled corporation	0.25%(S)	0.06%(S)
Brown Brothers Harriman & Co.	H Shares	197,645,061(L)	Approved lending agent	5.01%(L)	1.15%(L)
		197,645,061(P)	Approved lending agent	5.01%(P)	1.15%(P)

(L) The letter "L" denotes a long position. (S) The letter "S" denotes a short position. (P) The letter "P" denotes a lending pool.

The information of H Shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,050,376,970 A Shares directly held by Chinalco, and an aggregate interest of 245,518,049 A Shares and 178,590,000 H Shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A Shares held by Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司) and 7,140,254 A Shares held by Chinalco Asset Operation and Management Co., Ltd.* (中鋁資產經營管理有限公司), and 178,590,000 H Shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司).

2. These interests were held by various corporations controlled by AllianceBernstein L.P.

3. These interests were held by various corporations controlled by BlackRock, Inc. Among the aggregate interests in the long position in H Shares, 1,902,000 H Shares were held as derivatives; among the aggregate interests in the short position in H Shares, 6,232,000 Shares were held as derivatives.

Save as disclosed above, as at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Supervisors and the chief executive of the Company, whose interests are set out in the section "Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2022, being the date to which the latest published audited accounts of the Company were made up.

4. EXPERT AND CONSENT

VBG Capital has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion herein of its letters and references to its name in the form and context in which it is included in this supplemental circular.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this supplemental circular:

Name	**Qualification**	**Date of conclusion or opinion**
VBG Capital	A licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO	23 May 2023

As at the Latest Practicable Date, VBG Capital was not beneficially interested in the equity interest of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate other persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

As at the Latest Practicable Date, VBG Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2022, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. DIRECTORS' AND SUPERVISORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in any assets which have been since 31 December 2022 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined in the Hong Kong Listing Rules) had any interest in any businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling Shareholder).

8. MISCELLANEOUS

(1) The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(2) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(3) The English text of this supplemental circular shall prevail over the Chinese text in the case of inconsistency unless otherwise specified.

9. DOCUMENTS AVAILABLE FOR DISPLAY

Copies of the following documents will be published on the website of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the website of the Company (http://www.chalco.com.cn) from the date of this supplemental circular up to and including 5 June 2023:

(1) the letter from the Independent Board Committee, the text of which is set out in this supplemental circular;

(2) letters from VBG Capital, the text of which is set out in this supplemental circular;

(3) the written consent of VBG Capital as referred to in this Appendix;

(4) the initial agreements in relation to the Daily Continuing Connected Transactions, the Existing Supplementary Agreement and the New Supplementary Agreement;

(5) the Existing Fixed Assets Lease Framework Agreement and the New Fixed Assets Lease Framework Agreement; and

(6) the Existing Financial Services Agreement and the New Financial Services Agreement.